1940 Act File No. 811-7988
                                                      1933 Act File No.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                   FORM N-14

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                      [ ]  Pre-Effective Amendment No. __
                      [ ] Post-Effective Amendment No. __

                          LORD ABBETT INVESTMENT TRUST
               (Exact Name of Registrant as Specified in Charter)


                 The General Motors Building, 767 Fifth Avenue
                            New York, New York 10153
                    (Address of Principal Executive Offices)
        Registrant's Telephone Number, Including Area Code: 800-426-1130

                               Kenneth B. Cutler
                         Vice President and Secretary
                         Lord Abbett Investment Trust
                          The General Motors Building
                               767 Fifth Avenue
                           New York, New York 10153
                    (Name and Address of Agent for Service)


                 Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of the registration statement.


NO FILING FEE IS REQUIRED BECAUSE AN INDEFINITE NUMBER OF SHARES ARE BEING REGISTERED PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940.

            IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE ON
                      MARCH  , 1996 PURSUANT TO RULE 488.

================================================================================

                                LORD ABBETT INVESTMENT TRUST

                                   CROSS-REFERENCE SHEET
                                ITEMS REQUIRED BY FORM N-14

PART A
ITEM NO.  ITEM CAPTION                                                         PROSPECTUS CAPTION
--------  ------------                                                         ------------------
1.   Beginning of Registration Statement and Outside                      Cover Page of Registration Statement;
     Front Cover Page of Prospectus                                       Cover Page of Proxy Statement and
                                                                          Prospectus

2.   Beginning and Outside Back Cover Page of                             Table of Contents
     Prospectus

3.   Fee Table, Synopsis and Risk Factors                                 Fee Table; Summary of Proposal

4.   Information about the Transaction                                    Summary of Proposal; Information
                                                                          About the Reorganization

5.   Information about the Registrant                                     Summary of Proposal; Comparative
                                                                          Information about the Acquiring Fund
                                                                          and the Acquired Fund; Additional
                                                                          Information; Prospectus of Lord
                                                                          Abbett Investment Trust dated March
                                                                          __, 1996

6.   Information about the Company Being Acquired                         Summary of Proposal; Comparative
                                                                          Information about the Acquiring Fund
                                                                          and the Acquired Fund

7.   Voting Information                                                   Special Meeting of Shareholders of
                                                                          the Acquired Fund; Notice of Special
                                                                          Meeting of Shareholders; Summary of
                                                                          Proposal

8.   Interest of Certain Persons and Experts                              Additional Information

9.   Additional Information Required for Reoffering                       Not Applicable
     by Persons Deemed to be Underwriters


PART B                                                                         STATEMENT OF ADDITIONAL
ITEM NO.  ITEM CAPTION                                                         INFORMATION CAPTION
--------  ------------                                                         -------------------
10.  Cover Page                                                           Cover Page

11.  Table of Contents                                                    Not Applicable

12.  Additional Information about the Registrant                          Cover Page of Proxy Statement and
                                                                          Prospectus; Acquiring Fund State-
                                                                          ment of Additional Information incor-
                                                                          porated by reference.

13.  Additional Information about the Company Being                       Cover Page of Proxy Statement and
     Acquired                                                             Prospectus; Acquired Fund Statement
                                                                          of Additional Information incor-
                                                                          porated by reference.

14.  Financial Statements                                                 Pro-forma Financial Statements

PART C
ITEM NO.                                                                        PART C CAPTION
--------                                                                        --------------

15.  Indemnification                                                      Indemnification

16.  Exhibits                                                             Exhibits

17.  Undertakings                                                         Undertakings

Signatures

[Letterhead of Lord Abbett Securities Trust - Lord Abbett Balanced Trust]

FROM THE CHAIRMAN OF THE BOARD
------------------------------

Dear Shareholder,

      Lord, Abbett & Co. is the investment manager for two funds with substantially similar investment objectives and policies: your Fund and the Balanced Series, a series of Lord Abbett Investment Trust (the "Acquiring Fund"). To eliminate the offering of substantially identical funds and to take advantage of potential economies of scale, the Board of Trustees of your Fund has recommended that your Fund combine with the Acquiring Fund.

      If approved and consummated, this proposed combination of your Fund and the Acquiring Fund will be a tax-free reorganization for Federal income tax purposes.

      You are also being asked to ratify the selection of Deloitte & Touche LLP as your Fund's independent accountants. A shareholder vote is required on this matter in case the proposed combination is not consummated.

      The proposal is subject to the approval of shareholders of your Fund at a meeting to be held in New York on June 19, 1996 at 10:00 a.m.

      YOUR VOTE ON THESE ISSUES IS CRITICAL. TO ENSURE THAT YOUR VOTE IS COUNTED, IT IS IMPORTANT THAT YOU:

      1.  REVIEW THE ENCLOSED PROXY STATEMENT AND PROSPECTUS;

      2.  COMPLETE AND SIGN THE ENCLOSED PROXY CARD; AND

      3.  RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE.

Your prompt response will help save your Fund the expense of additional solicitations.

      We encourage you to review the enclosed materials. Because we believe this combination of funds is in the best interests of shareholders, we encourage you to vote in favor of this proposal.

                                  Sincerely,

                                  Ronald P. Lynch
                                  Chairman of the Board
April 17, 1996

                         LORD ABBETT SECURITIES TRUST -
                           LORD ABBETT BALANCED TRUST
                                767 Fifth Avenue
                            New York, New York 10153
                          Telephone No. (800) 426-1130



Notice of a Special Meeting of Shareholders
to be held on June 19, 1996                                     April 17, 1996


Notice is given hereby of a special meeting of the shareholders of Lord Abbett Securities Trust. The meeting will be held in the offices of Lord, Abbett & Co., on the 11th floor of The General Motors Building, 767 Fifth Avenue, New York, New York on June 19, 1996, at 10:00 a.m. for the following purposes and to transact such other business as may properly come before the meeting and any adjournments thereof.

ITEM 1. To consider and act upon an Agreement and Plan of Reorganization between Lord Abbett Balanced Trust (the "Acquired Fund"), a series of Lord Abbett Securities Trust, and the Balanced Series, a series of Lord Abbett Investment Trust (the "Acquiring Fund") providing for (a) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for shares of a new class of the Acquiring Fund (to be designated "Class C Shares") and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, (b) the distribution of such Class C Shares to the shareholders of the Acquired Fund and (c) the subsequent termination of the Acquired Fund. A vote in favor of this Item 1 will be deemed to be a vote to authorize the Acquired Fund, as the sole shareholder of Class C Shares prior to this reorganization, to approve a proposed distribution plan pursuant to Section 12 of the Investment Company Act of 1940, as amended, and Rule 12b-1 thereunder applicable to that class.

ITEM 2. To ratify the selection of Deloitte & Touche LLP as the independent auditors of the Lord Abbett Securities Trust for the current fiscal year.


                                         By order of the Board of Trustees


                                         Kenneth B. Cutler
                                         Vice President and Secretary

The Board of Trustees has fixed the close of business on March 22, 1996 as the record date for determination of shareholders of the Acquired Fund entitled to notice of and to vote at the meeting. Shareholders are entitled to one vote for each share held. As of March 22, there were ____ shares of the Acquired Fund issued and outstanding.

--------------------------------------------------------------------------------

PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

SIGN, DATE AND RETURN IT IN THE ENVELOPE PROVIDED.

TO SAVE THE COST OF ADDITIONAL SOLICITATIONS, PLEASE MAIL YOUR PROXY PROMPTLY.

--------------------------------------------------------------------------------

              PROXY STATEMENT AND PROSPECTUS DATED MARCH   , 1996

                          ACQUISITION OF THE ASSETS OF
                    Lord Abbett Balanced Trust, a series of
                          Lord Abbett Securities Trust
                 The General Motors Building, 767 Fifth Avenue
                               New York, NY 10153
                                 (800) 426-1130

                    BY AND IN EXCHANGE FOR CLASS C SHARES OF
                          Balanced Series, A SERIES OF
                          Lord Abbett Investment Trust
                 The General Motors Building, 767 Fifth Avenue
                               New York, NY 10153
                                 (800) 426-1130


      This Proxy Statement and Prospectus relates to Class C shares (the "Class C shares") of the Balanced Series (the "Acquiring Fund"), a series of Lord Abbett Investment Trust (the "Investment Trust") to be issued to, and in exchange for all the assets of, Lord Abbett Balanced Trust (the "Acquired Fund" and, together with the Acquiring Fund, the "Funds"), a series of Lord Abbett
Securities Trust (the "Securities Trust").   In exchange for such assets, the
Acquiring Fund will also assume all of the liabilities of the Acquired Fund. Following receipt of the Acquiring Fund Class C shares, the Acquired Fund will be terminated and the Class C shares will be distributed to the shareholders of the Acquired Fund. The shareholders of the Acquired Fund are being asked to vote to approve or disapprove these proposed transactions (the "Reorganization"), which are more fully described in this Proxy Statement and Prospectus.

      The Investment Trust and the Securities Trust are open-end diversified investment management companies that seek current income and capital growth. Lord, Abbett & Co. ("Lord Abbett") serves as investment manager to both Funds.

      The Class C shares of the Acquiring Fund will be a newly-created class of shares that will share pro-rata with the existing class of Acquiring Fund shares (the "Class A shares") in the portfolio, income and expenses of the Acquiring Fund, except that each class will bear the expense of its own distribution and shareholder servicing arrangements and certain other expenses. See "Information About the Reorganization -- Shares of the Acquiring Fund." The distribution and shareholder servicing arrangements for the Class C shares will be substantially the same as the arrangements currently applicable to the Acquired Fund shares. The trustees of the Securities Trust believe that the proposed transaction will enable the shareholders of the Acquired Fund to benefit from economies of scale while continuing to invest in a portfolio of securities managed by Lord Abbett under an investment objective substantially similar to that of the Acquired Fund. See "Information About the Reorganization -- Reasons for the Reorganization."

      This Proxy Statement and Prospectus sets forth concisely the information about the Acquiring Fund that a shareholder of the Acquired Fund should know before voting on the Reorganization. It should be read and retained for future reference. Attached as Exhibit A to this Proxy Statement and Prospectus is a copy of the Agreement and Plan of Reorganization (the "Plan") for the
Reorganization.   This Proxy Statement and Prospectus is accompanied by the
Prospectus of the Acquiring Fund dated March 1, 1995 (the "Acquiring Fund Prospectus"), which Prospectus is incorporated by reference herein. Also incorporated herein by reference are (a) the Statement of Additional Information dated the date hereof relating to this Proxy Statement and Prospectus, including the Statement of Additional Information of the Securities Trust dated December 27, 1994 and the Statement of Additional Information of the Acquiring Fund dated March 1, 1995, and (b) the Prospectus of the Securities Trust dated December 27, 1994 (the "Acquired Fund Prospectus") [a pre-effective amendment is to be filed to incorporate by reference the Prospectus and Statement of Additional Information of the Investment Trust and the Securities Trust to be dated March 1, 1996]. Such Statements of Additional Information and the Acquired Fund Prospectus are available, upon oral or written request, and at no charge, from the Acquiring Fund, at its above-noted telephone number and address.

===============================================================================
                               TABLE OF CONTENTS

SPECIAL MEETING OF SHAREHOLDERS OF THE ACQUIRED FUND....................  2

FEE TABLE                                                                 4

ITEM 1. - APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION..........  5

    SUMMARY OF PROPOSAL.................................................  5

    INFORMATION ABOUT THE REORGANIZATION................................  7

    COMPARATIVE INFORMATION ABOUT THE
        ACQUIRING FUND AND THE ACQUIRED FUND............................ 11

ITEM 2. - RATIFICATION OR REJECTION
    OF INDEPENDENT PUBLIC ACCOUNTANTS................................... 13

ADDITIONAL INFORMATION.................................................. 14
Exhibit A - Agreement and Plan of Reorganization

Exhibit B - Comparison of Current and Proposed Investment Policies and
Restrictions

================================================================================
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

              SPECIAL MEETING OF SHAREHOLDERS OF THE ACQUIRED FUND


      This Prospectus and Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Trustees of the Securities Trust on behalf of the Acquired Fund to be used at a Special Meeting of Shareholders of the Securities Trust to be held at 10:00 a.m. on June 19, 1996, at the offices of Lord Abbett on the 11th floor of the General Motors Building, 767 Fifth Avenue, New York, New York 10153, and at any adjournments thereof. This Prospectus and Proxy Statement and the enclosed proxy card are first being mailed to shareholders of the Acquired Fund on or about April 17, 1996.

      At the close of business on March 22, 1996 (the "Record Date"), there were issued and outstanding ____ shares of the Acquired Fund. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the meeting or any adjournment thereof. Shareholders of the Acquired Fund are entitled to one vote for each share. Under Delaware law, shares owned by two or more persons (whether as joint tenants, co-fiduciaries or otherwise) will be voted as follows, unless a written instrument or court order providing to the contrary has been filed with the Secretary of the Acquired
Fund: (1) if only one votes, that vote binds all; (2) if more than one votes, the vote of the majority binds all; and (3) if more than one votes and the vote is evenly divided, the vote will be cast proportionately.

      Approval of the Plan and the Reorganization will require the affirmative vote of a majority of the shares of the Acquired Fund voted on the matter. One-third of the aggregate number of shares of the Acquired Fund shall be necessary to constitute a quorum for approval of the Plan and the Reorganization. Shares with respect to which there is an abstention or broker non-vote shall be counted for quorum purposes and shall not be treated as "voted" for purposes of determining whether the proposal has passed. If the enclosed form of proxy is properly executed and returned in time to be voted at the meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. A proxy may be revoked by the signer at any time at or before the meeting by written notice to the Acquired Fund, by execution of a later-dated proxy or by voting in person at the meeting. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization, FOR ratification of the selection of Deloitte & Touche as the Acquired Fund's independent auditors and on any other matters as deemed appropriate.

      Proxies will be solicited by mail. Additional solicitations may be made by telephone, facsimile or personal contact by officers or employees of Lord Abbett and its affiliates. The Acquired Fund may also request brokerage houses, custodians, nominees, and fiduciaries who are shareholders of record to forward proxy material to the beneficial owners. D.F. King & Co. has been retained to assist in the solicitation of proxies at an estimated cost of $_______. The cost of the solicitation will be borne by ______________.

      In the event that sufficient votes to approve the Plan are not received by the meeting date, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. In determining whether to adjourn the meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast and the nature of any further solicitation and any information to be provided to shareholders with respect to such a solicitation. Any such adjournment will require an affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the meeting. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

      If the Plan is not approved by the shareholders of the Acquired Fund, or if the Reorganization is not consummated for any other reason, the Acquired Fund will continue to engage in business as a series of the Securities Trust.

                                 FEE TABLE

      Set forth below is a summary comparison of the expenses of (a) the shares of the Acquiring Fund (currently, the only class of Acquiring Fund shares, to be designated "Class A"), (b) the shares of the Acquired Fund and (c) on a pro-forma basis after giving effect to the Reorganization, the Class C shares of the Acquiring Fund (to be issued in the Reorganization in exchange for the shares of the Acquired Fund). The annual operating expenses shown in the summary comparison for the Acquiring Fund shares and the Acquired Fund shares are the actual expenses for the fiscal years ending October 31, 1995 and October 31, 1995, respectively, and those shown on a pro-forma basis for the Class C shares of the Acquiring Fund are the estimated expenses of such shares for the subsequent year had the Reorganization occurred on November 1, 1994. The example set forth below is not a representation of past or future expenses. Actual expenses may be greater or less than those shown.

------------------------------------------------------------------------------------------------------------------------------------

                                                     ACQUIRING FUND SHARES                                      ACQUIRING FUND
SHAREHOLDER TRANSACTION EXPENSES)                     (TO BE DESIGNATED                                         CLASS C SHARES
(AS A PERCENTAGE OF OFFERING PRICE                        CLASS A)                ACQUIRED FUND SHARES            (PRO-FORMA)
------------------------------------------------------------------------------------------------------------------------------------

   Maximum Sales Load on Purchases/(1)/                   4.75%/(2)/                    None/(3)/                 None/(3)/
------------------------------------------------------------------------------------------------------------------------------------

   Deferred Sales Load /(1)/                               None/(2)/                  1.00%/(4)/                  1.00%/(4)/
------------------------------------------------------------------------------------------------------------------------------------

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
------------------------------------------------------------------------------------------------------------------------------------

    Management Fee                                          0.00%                     0.00%/(6)/                  0.00%/(5)/
------------------------------------------------------------------------------------------------------------------------------------

    Rule 12b-1 Fees                                       0.00% /(2)/                 0.22%/(3)/                  0.22%/(3)(5)/
------------------------------------------------------------------------------------------------------------------------------------

    Other Expenses                                          0.37%                      0.00%                      0.37%/(5)/
------------------------------------------------------------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES                                  0.37%/(8)/                  0.22%/(8)/                  0.59%/(5)(8)/
------------------------------------------------------------------------------------------------------------------------------------

Example:  Assume each Fund's annual return is 5% and there is no change in the level of expenses described above .  For every
-------
 $1,000 invested, with reinvestment of all distributions, you would pay the following total expenses if you closed your account after the number of years indicated.

                                                        1 YEAR               3 YEARS               5 YEARS               10 YEARS
                                                        ------               -------               --------              --------
          ACQUIRING FUND CLASS A SHARES /(7)/            $51                   $59                    $67                   $92
          ACQUIRED FUND SHARES /(7)/                      $2                    $7                    $12                   $28
          ACQUIRING FUND CLASS C SHARES                   $6                   $19                    $33                   $74
             (PRO-FORMA)/(7)/
/(1)/  Sales "load" is referred to as sales "charge" and "deferred sales load" is referred to as "contingent deferred reimbursement charge" throughout this Proxy Statement and Prospectus.
/(2)/  See "Purchases" in the Acquiring Fund Prospectus accompanying this Proxy Statement and Prospectus for descriptions of the front-end sales charges,  the 1% contingent deferred reimbursement charges payable on sales and certain redemptions of these shares and the Rule 12b-1 plan applicable to the shares of the Acquiring Fund.
/(3)/  Although the Acquired Fund does not, and the Acquiring Fund will not with respect to the Class C shares, charge a front-end sales charge, investors should be aware that long-term shareholders may pay, under the Rule 12b-1 plan of the Acquired Fund and under the Rule 12b-1 plan to be applicable to the Class C shares of the Acquiring Fund (which pays and will pay annual
       0.25% service and 0.75% distribution fees), more than the economic equivalent of the maximum front-end sales charge as permitted by certain rules of the New York Association of Securities Dealers, Inc.
/(4)/  Redemptions of the Acquired Fund shares are, and redemptions of the Class C shares will be, subject to a 1% contingent deferred reimbursement charge if the redemption occurs before the first anniversary of the share purchase. For this purpose,
       Class C shares received in the Reorganization will be deemed to have been purchased on the date the holders purchased or were deemed to purchase the shares of the Acquired Fund exchanged for such Class C shares. See "12b-1 Plans" under "Information
       About Reorganization. "

/(5)/  The expenses of the Acquiring Fund Class C Shares are estimated.   Lord Abbett intends to neither waive its management fee
       or subsidize expenses for the years subsequent to the Reorganization with respect to Class C shares of the Acquiring Fund.
/(6)/  Lord Abbett waived its management fee and subsidized certain expenses with respect to the Acquired Fund during the past year
       (and continues to do so).  The management fee and other expenses would have been 0.75% and 1.47%, respectively, absent such waiver.
/(7)/  Based on total operating expenses or estimated operating expenses shown in the table above.
/(8)/  Not annualized.

The foregoing is provided to assist shareholders of the Acquired Fund in understanding the various expenses the holders of the shares of the Acquiring Fund and the holders of shares of the Acquired Fund have incurred and that holders of the shares of the
Acquired Fund might incur as holders of the Class C shares following the Reorganization.
------------------------------------------------------------------------------------------------------------------------------------


        ITEM 1. - APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION

                              SUMMARY OF PROPOSAL

      The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement and Prospectus and is qualified in its entirety by reference to such information.

OVERVIEW OF PROPOSED REORGANIZATION. The Plan provides for the transfer to the Acquiring Fund of all of the assets of the Acquired Fund in exchange for Class C shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund. The Class C shares will then be distributed to the Acquired Fund shareholders and the Acquired Fund will be terminated. As a result of the Reor ganization, each shareholder of the Acquired Fund will become the owner of that number of full and fractional Class C shares having an aggregate net asset value equal to the aggregate net asset value of their shares of the Acquired Fund, as of the close of business on the date the Acquired Fund assets are transferred to the Acquiring Fund. Consummation of the Reorganization is subject to the approval of the Acquired Fund's shareholders and other conditions, including Acquiring Fund shareholder approval of an amendment to the Investment Trust's Declaration and Agreement of Trust authorizing the creation of the Class C shares.

      To avoid a need to call an Acquiring Fund shareholders' meeting after the Reorganization, shareholders of the Acquired Fund are being asked to authorize the Acquired Fund, as the sole Class C shareholder of the Acquiring Fund before the Reorganization, to approve the proposed distribution plan for the Class C shares. A vote in favor of the Reorganization will be deemed also to be a vote to authorize the Acquired Fund to take such action.

      The trustees of the Securities Trust believe that the proposed Reorganization will enable the shareholders of the Acquired Fund to benefit on a long-term basis from economies of scale while continuing to invest in a portfolio of securities managed by Lord Abbett under the same investment objective as that of the Acquired Fund. See "Information About the Reorganization -- Reasons for Reorganization" for additional information about the reasons for the Reorganization.

BUSINESSES OF THE ACQUIRED AND ACQUIRING FUNDS. The Acquired Fund is a diversified series of the Securities Trust, an open-end management investment company organized as a Delaware business trust under an Agreement and Declaration of Trust dated February 26, 1993. The Securities Trust offers ten series, one of which is the Acquired Fund, each consisting of one class of shares. The Acquired Fund commenced investment operations on January 3, 1994. As of December 31, 1995, the Acquired Fund's net assets were approximately $2 million.

      The Acquiring Fund is a diversified series of the Investment Trust, an open-end management investment company organized under Delaware law on August 16, 1993. To date, the Acquiring Fund offers three series, one of which is the Acquiring Fund, each consisting of one class of shares. As of December 31, 1995, the Acquiring Fund's net assets were approximately $6 million.

INVESTMENT OBJECTIVES AND POLICIES OF THE ACQUIRED FUND AND THE ACQUIRING FUND. The Acquired Fund and Acquiring Fund have identical investment objectives: to seek current income and capital growth. The two Funds also have generally similar investment policies and restrictions. The Acquiring Fund is seeking to revise and reclassify certain of its investment policies and restrictions in order to provide greater flexibility in managing the investment portfolio of the Acquiring Fund. Most importantly, a number of the investment policies and restrictions that are classified as fundamental for the Acquired Fund are to be re-classified as non-fundamental for the Acquiring Fund. See "Comparative Information About the Acquiring Fund and the Acquired Fund -- Investment Objectives, Policies and Restrictions."

      The portfolio of the Acquired Fund is expected to be suitable for the Acquiring Fund, and so no significant realignment of that portfolio is expected in connection with the Reorganization.

PURCHASES AND EXCHANGES. Shares of the Acquired Fund are, and Class C shares will be, available through certain authorized dealers at the public offering price, which is the net asset value per share. See "Information About the Reorganization -- Shares of the Acquiring Fund." Shareholders of the Acquired Fund may now exchange their shares for shares of the other nine series of the Securities Trust and for the shares of Lord Abbett U.S. Government Securities Money Market Fund, Inc. It is expected that holders of Class C shares will be able to exchange their shares for Class C shares of up to 13 other funds and series managed by Lord Abbett. Each exchange represents a sale of shares for which a shareholder may have to recognize a gain or loss under Federal income tax provisions.

RULE 12B-1 PLAN. The Acquired Fund has adopted a plan pursuant to Section 12(b) of the Investment Company Act of 1940 (the "1940 Act") and Rule 12b-1 thereunder (a "Rule 12b-1 Plan"), under which it pays service and distribution fees at the time shares are sold not to exceed 1% of the net asset value of such shares and at each quarter-end after the first anniversary of the sale of shares at an annual rate not to exceed 1% of the net asset value of such shares then outstanding. As part of the Reorganization, the Acquiring Fund will adopt a Rule 12b-1 Plan applicable to the Class C shares that will be substantially the same as the Acquired Fund's Rule 12b-1 Plan. See "Information About the Reorganization -- Rule 12b-1 Plan".

DIVIDEND POLICIES AND OPTIONS. The Acquired Fund distributes net investment income monthly as a dividend. It also may pay supplemental dividends and capital gains distributions in December or January and, in the case of the Acquiring Fund, capital gains may be distributed in November. The Acquiring Fund has a similar dividend and distribution policy. The shareholders of each Fund may reinvest such dividends and distributions in additional shares at net asset value or take such amounts in cash.

REDEMPTION PROCEDURES. The redemption procedures of the Acquired Fund and the Acquiring Fund are substantially the same. See the Acquiring Fund Prospectus under "Redemptions."

TAX CONSIDERATIONS. The consummation of the Reorganization is subject to receipt of an opinion of counsel, substantially to the effect that, among other things, the Reorganization will not cause a gain or loss to be recognized by the Acquired Fund or its shareholders for federal income tax purposes. See "Information about the Reorganization--Federal Income Tax Considerations."

RISK FACTORS. Because of the similarities in the investment objectives of the Funds, Lord Abbett believes that the relative risks involved in investing in the Funds can be considered similar. However, the investment policies and restrictions of the Acquiring Fund have been made less restrictive compared to those of the Acquired Fund in order to provide greater flexibility in the future management of the investment portfolio of the Acquiring Fund. If the Acquiring Fund were to take to any significant extent the actions permitted by these less restrictive policies and restrictions, a result not now anticipated, the risks of investing in the Acquiring Fund could be greater than those involved in investing in the Acquired Fund. See "Comparative Information About the Acquiring Fund and the Acquired Fund -- Investment Objectives, Policies and Restrictions" below.


                      INFORMATION ABOUT THE REORGANIZATION


THE PLAN. On July 12, 1996, assuming the conditions referred to below are satisfied, the Acquired Fund will transfer all its assets to the Acquiring Fund (the date of such transfer is referred to herein as the "Closing Date") in exchange for (i) Class C shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets, less liabilities, of the Acquired Fund and (ii) the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund. The Acquired Fund will distribute as of the Closing Date such Class C shares pro-rata to its shareholders of record, determined as of the close of business on the Closing Date, in exchange for their shares of the Acquired Fund. The net asset value of Class C shares and the value of the Acquired Fund's assets and the amount of its liabilities will be determined as of the Closing Date in accordance with the valuation procedures set forth in the Investment Trust's Declaration and Agreement of Trust (see "Purchases" in the Acquiring Fund Prospectus). The valuation procedures used by the Acquiring Fund are the same as those used by the Acquired Fund.

      The obligations of the Acquiring Fund and the Acquired Fund to consummate the Reor ganization are subject to the satisfaction of certain conditions precedent, including (a) approval and authorization of the Reorganization by the vote of a majority of the shares of the Acquired Fund voted on the matter if a quorum is present, (b) receipt of a favorable ruling from the Internal Revenue Service to the effect that the issuance of various classes of shares by the Acquiring Fund will not result in dividends or distributions of the Acquiring Fund constituting "preferential dividends" under the Internal Revenue Code of 1986, as amended (the "Code"), (c) a favorable opinion of legal counsel as to the federal income tax consequences of the proposed transaction as described below under "Federal Income Tax Considerations", and (d) approval by the shareholders of the Acquiring Fund of an amendment to its Declaration and Agreement of Trust authorizing the creation of additional classes of shares.

      The foregoing summary of the Plan does not purport to be complete, and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Plan, a copy of which is attached as Exhibit A.

REASONS FOR THE REORGANIZATION. The Board of Trustees of the Securities Trust and the Board of Trustees of the Investment Trust, including in each case a majority who are not "interested persons" (as defined in the 1940 Act) of either Fund or of Lord Abbett, approved the Plan and the Reorganization on

March 14, 1996, and in this connection determined that participation in the proposed Reorganization is in the best interests of the shareholders of each of the Funds and that the interests of existing shareholders of the Funds will not be diluted as a result of the Reorganization. In doing so, the boards of the two Funds considered several factors, including that (a) the shareholders of the Acquired Fund are expected to benefit from economies of scale as shareholders of the larger Acquiring Fund, while continuing to invest in a portfolio of securities managed by Lord Abbett under a substantially similar investment objective, and (b) implementation of a multi-class fund structure for the Acquiring Fund is expected to (i) enable investors in the Acquiring Fund to choose the distribution option that best suits their individual situations, (ii) facilitate distribution of the Acquiring Fund's shares, and (iii) maintain the competitive position of the Acquiring Fund in relation to other funds that have implemented or are seeking to implement similar distribution arrangements.

      The trustees of the Securities Trust and the trustees of the Investment Trust are the same individuals.

SHARES OF THE ACQUIRING FUND. On or before the Closing Date, the Acquiring Fund will have two classes of shares, Class A shares (the existing class of the Acquiring Fund) and Class C shares (to be received by the shareholders of the Acquired Fund in the Reorganization). Each share of the Acquiring Fund, regardless of class, will share pro-rata (based on net asset value) in the portfolio and income of the Acquiring Fund and in the Acquiring Fund's expenses, except for differences in expenses resulting from different Rule 12b-1 Plans for the classes and certain other class specific expenses. See "Rule 12b-1 Plans" below. After the Reorganization, Class C shares will be offered at net asset value without an initial sales charge but if redeemed for cash before the first anniversary of purchase, will be subject to a contingent deferred reimbursement charge (a "CDRC") equal to 1% of the lower of their cost or then net asset value. Holding periods for shares purchased prior to the Reorganization will carry over for the purpose of determining the applicability of the CDRC.

      After the Closing Date, the Acquiring Fund may create and issue one or more classes of shares in addition to the Class A and C shares.

      Shares of all classes of the Acquiring Fund will vote together on all matters affecting the Acquiring Fund, except for matters, such as approval of a Rule 12b-1 Plan, affecting only a particular class or classes. All shares voting on a matter will have identical voting rights. All issued shares of the Acquiring Fund are fully paid and non-assessable, and shareholders have no preemptive or other right to subscribe to any additional shares. All shares within a series will have the same rights and be subject to the same limitations with respect to dividends, redemptions and liquidation except for differences resulting from class-specific Rule 12b-1 plans and related service plans and certain other class-specific expenses.

RULE 12B-1 PLANS. The Acquiring Fund is adopting a Rule 12b-1 Plan for the Class C shares (the "Class C 12b-1 Plan") substantially the same as the plan currently in effect for the Acquired Fund. The Acquired Fund's plan provides for payments to dealers through Lord Abbett of distribution and service fees (a) at the time shares are sold, not to exceed 0.75% and 0.25%, respectively, of the net asset value of the shares sold and (b) at the end of the quarter following the first anniversary of the sale of shares, and quarterly thereafter, at an annual rate not to exceed 0.75% and 0.25%, respectively, of the net asset value of such shares, including any shares issued for reinvested dividends and distributions after such first anniversary, so long as such shares remain outstanding. Lord Abbett may retain from the quarterly distribution fee, for the payment of distribution expenses incurred directly by it, an amount not to exceed 0.10% of the average annual net asset value of such shares outstanding. See the Acquired Fund Prospectus under "Purchases" for additional information concerning the Rule 12b-1 Plan of the Acquired Fund.

      There are two substantive changes in the Class C 12b-1 Plan: First,
                                                                   -----
payments under the plan may be made to all institutions and persons permitted by applicable law and/or rules to receive such payments ("Authorized Institutions"), rather than just to dealers, as is the case under the Acquired Fund's Rule 12b-1 Plan; and Second, the other party to the Class C 12b-1 Plan is
                            ------
to be Lord Abbett Distributor, LLC, a New York limited liability company, to be formed as a subsidiary of Lord Abbett ("Lord Abbett Distributor"), rather than Lord Abbett itself. Lord Abbett Distributor will take on all the underwriting functions currently performed directly by Lord Abbett.

      The Acquiring Fund will pay smaller Rule 12b-1 distribution and service fees in connection with the Class A shares. However, the Acquiring Fund will sell those shares subject to an initial sales charge (see the Acquiring Fund Prospectus under "Purchases"). The Acquired Fund does not impose, and the Acquiring Fund will not impose with respect to the Class C shares, an initial sales charge.

      The Class C 12b-1 Plan was approved on March 14, 1996, by the trustees of the Investment Trust, including a majority of the trustees who are not "interested persons" of the Investment Trust or the Acquiring Fund within the meaning of the 1940 Act and who will have no direct or indirect financial interest in the operations of such plan or in any agreements related thereto. Prior to the Reorganization, the Acquired Fund will purchase one Class C share, and as sole shareholder, will approve the Class C 12b-1 Plan prior to that class being issued to the Acquired Fund in the Reorganization. A vote in favor of the Reorganization will be deemed also to be a vote to authorize the Acquired Fund to take such action.

FEDERAL INCOME TAX CONSIDERATIONS. The consummation of the Reorganization is conditioned upon the receipt of an opinion of Debevoise & Plimpton, legal counsel to the Acquiring Fund and the Acquired Fund, substantially to the effect that, for Federal income tax purposes:

   (a) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for Class C shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or upon the distribution of the Class C shares to the Acquired Fund's shareholders;

   (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for Class C shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund;

   (c) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for Class C shares;

   (d) the aggregate tax basis of the Class C shares received by any Acquired Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period for the Class C shares to be received by any Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and

   (e) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

      The Funds have not sought a tax ruling from the Internal Revenue Service with respect to the tax consequences of the Reorganization, but will act in reliance upon the opinion of counsel. Such opinion is not binding on the Internal Revenue Service. Since the foregoing discussion relates only to the general Federal income tax consequences of the Reorganization, shareholders should also consult their tax advisors as to any state or local tax consequences of the Reorganization to them and any special circumstances that may apply in their individual circumstances.

EXPENSES OF THE REORGANIZATION. Expenses of the Reorganization, including legal and accounting expense, the costs of proxy solicitation and the preparation of this Prospectus and Proxy Statement, will be borne by __________. If the Reorganization is consummated, the expenses of the Acquired Fund, to the extent not paid prior to the Closing Date, will be assumed by the Acquiring Fund and taken into account in determining the net assets of the Acquired Fund for the purpose of calculating the number of Class C shares to be issued to the Acquired Fund.

CAPITALIZATION. The following table sets forth the capitalization of the Acquiring Fund and the Acquired Fund as of December 31, 1995, and the pro-forma capitalization of the Acquiring Fund as if the Reorganization had occurred on that date:

                                                                      CLASS A           CLASS C
                                                                     ACQUIRING         ACQUIRING
                                                                       FUND              FUND
                             ACQUIRING FUND     ACQUIRED FUND       (PRO-FORMA -       (PRO-FORMA -
                              (UNAUDITED)        (UNAUDITED)         UNAUDITED)        UNAUDITED)
                             ---------------    -------------      -------------     -------------
                             (In thousands, except per share values)
--------------------------------------------------------------------------------------------------
Net Assets.....................   $6,406            $2,142             $6,406             $2,142
--------------------------------------------------------------------------------------------------
Net Asset Value per Share......   $11.09            $11.71             $11.09             $11.09
--------------------------------------------------------------------------------------------------
Shares Outstanding:                  577               183                577                193
--------------------------------------------------------------------------------------------------

      The foregoing table reflects a pro-forma exchange ratio of approximately
1.1 Class C shares for each Acquired Fund share. If the Reorganization is consummated, the actual exchange ratio may vary from this ratio due to changes in the market value of the portfolio securities of both the Acquiring Fund and the Acquired Fund between December 31, 1995 and the Closing Date, and changes in the amounts of undistributed net investment income and accrued liabilities of the Acquiring Fund and the Acquired Fund during that period.


                       COMPARATIVE INFORMATION ABOUT THE
                     ACQUIRING FUND AND THE ACQUIRED FUND

FEES AND EXPENSES.   Both the Acquiring Fund and the Acquired Fund employ Lord
Abbett as their investment manager. Under the management agreement between the Investment Trust and Lord Abbett, the Investment Trust, on behalf of the Acquiring Fund, pays a monthly fee, based on average daily net assets for each month, at the annual rate of .75 of 1%. For the fiscal year ended October 31, 1995, the Acquiring Fund paid Lord Abbett no effective management fee. This fee rate reflects a waiver of management fee. The management fee would have been at an annual rate of 0.75 of 1% of average daily net assets absent such waiver. This management agreement will continue in effect following the Reorganization.

      Under the management agreement between the Securities Trust and Lord Abbett, the Securities Trust, on behalf of the Acquired Fund, is obligated to pay a monthly fee at the annual rate of 0.5 of 1% of average daily net assets. For the fiscal year ended October 31, 1995, the Acquired Fund paid Lord Abbett no effective management fee. This fee rate reflects a waiver of management fees. The management fee would have been 0.75 of 1% of average daily net assets absent such waiver. The management agreement provides for the Acquired Fund to repay Lord Abbett without interest for any expenses of the Acquired Fund paid or reimbursed by Lord Abbett, as follows: if the Acquired Fund's annual expense ratio (determined before taking into account any fee waiver or expense payment or reimbursement by Lord Abbett) is less than 1.95% after the first day of the calendar quarter after the net assets of the Acquired Fund first reach $50 million (the "commencement date"), the Acquired Fund will repay Lord Abbett an amount sufficient to increase the expense ratio to 1.95%. The Acquired Fund is not obligated to repay any such expenses after the earlier of the termination of the management agreement or the end of five full fiscal years after the commencement date. The contingent obligation to repay such expenses, which totaled $15,249 as of December 31, 1995, will be extinguished upon the consummation of the Reorganization.

      As shown above under "Fee Table," the pro-forma expense ratio for the Class C shares for the year ended October 31, 1995, calculated as if the Reorganization had occurred at the beginning of such year, was 0.59%, compared to an expense ratio of 0.22% for the Acquired Fund for such year. If Lord Abbett had not waived its management fee and subsidized expenses for the Acquired Fund, the Acquired Fund's expense ratio for such year would have been 2.22%.

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS. The Acquired Fund and Acquiring Fund have identical investment objectives: to seek current income and capital growth.

      The Acquired Fund and the Acquiring Fund have substantially the same investment policies and restrictions. However, the Acquiring Fund is seeking approval of its shareholders to simplify and make less restrictive its investment policies and restrictions in order to provide greater flexibility in managing its investment portfolio. A number of the investment policies and restrictions that are classified as fundamental for the Acquired Fund are to be re-classified as non-fundamental for the Acquiring Fund. In other instances, certain fundamental restrictions of the Acquired Fund are to be modified or eliminated in the case of the Acquiring Fund. Fundamental investment restrictions may not be changed without approval of the shareholders of a fund and the costs of shareholder meetings for these purposes generally are borne by the fund and its shareholders. The board may amend a non-fundamental restriction as it deems appropriate and in the best interest of the fund and its shareholders, without incurring the costs of seeking a shareholder vote. The fundamental restrictions of the Acquiring Fund would permit the following actions, among others, that are not permitted by the fundamental restrictions of the Acquired Fund: (i) short sales of securities and purchases of securities on
                     -
margin to the extent permitted by applicable law; (ii) borrowings from banks in
                                                   --
amounts up to one-third of total assets and such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities;

(iii) purchases and sales of commodities and commodity contracts in accordance
 ---
with applicable law so long as registration would not be required as a commodity pool operator under the Commodity Exchange Act; (iv) pledges to secure
                                                 --
borrowings or in connection with hedging transactions and other investment strategies; and (v) investments in the securities of other investment companies.
                 -
Currently, the Acquiring Fund does not intend to take all such action, but the Board of Trustees of the Investment Trust believes it would be desirable for the Acquiring Fund to have the ability to do so in the future without further shareholder approval if such action was deemed desirable as an appropriate means of seeking the Acquiring Fund's investment objective.

      A summary comparison of the current investment policies and restrictions of the Acquired Fund and the Acquiring Fund and of the investment policies of the Acquiring Fund as proposed to be amended is set forth in Exhibit B to this Proxy Statement and Prospectus.

      For a full discussion and statement of the Acquiring Fund's investment objectives, policies and restrictions, see "Investment Objective" and "How We Invest" in the Acquiring Fund Prospectus and "Investment Objective and Policies" in the Acquiring Fund Statement of Additional Information. For a full discussion and statement of the Acquired Fund investment objectives, policies and restrictions, see "Investment Objective" and "How We Invest" in the Acquired Fund Prospectus and "Investment Objective and Policies" in the Acquired Fund Statement of Additional Information. The summary comparison set forth in Exhibit B does not purport to be complete, and is subject in all respects to, and is qualified in its entirety by reference to, such statements of such policies and restrictions.

SHAREHOLDERS' RIGHTS.   The rights of the Acquired Fund shareholders will not
change in an adverse way as a result of the Reorganization. After the Reorganization, the rights of the former shareholders of the Acquired Fund (Class C shareholders of the Acquiring Fund) will be governed by the Investment Trust's Declaration and Agreement of Trust, By-Laws and applicable Delaware law rather than by the Securities Trust's Declaration and Agreement of Trust and By-Laws and applicable Delaware law. The operations of the Acquiring Fund will continue to be subject to the provisions of the 1940 Act and the rules and regulations of the Commission thereunder.

      The current Board of Trustees of the Investment Trust is comprised of the same individuals as the current Board of Trustees of the Securities Trust. The responsibilities, powers and fiduciary duties of the trustees of the Investment Trust are substantially the same as those of the trustees of the Securities

Trust. The Trusts' Declarations and Agreements of Trust provide for indemnification of the trustees against certain liabilities and expenses, except with respect to (i) any matter as to which any trustee has been adjudicated to have not acted in good faith in the reasonable belief that his or her action was in the best interest of the Acquired Fund, or (ii) any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties. Trust shareholders may remove a trustee by a vote of two thirds of the eligible shares. Income Trust shareholders may remove a director by the vote of a majority of eligible shares.

      Neither the Acquired Fund nor the Acquiring Fund regularly holds shareholder meetings. The By-laws of both Funds provide that a meeting of shareholders will be held upon the written request of holders of at least 25% of votes entitled to be cast.

      The foregoing is only a summary of certain rights of the shareholders of the Acquired Fund and of the rights these shareholders will have following the Reorganization as holders of Class C shares of the Acquiring Fund. It is not a complete description of the Declaration of Trust of the Securities Trust, the Declaration and Agreement of Trust of the Investment Trust, the By-Laws of either Fund or the applicable Delaware law. Shareholders desiring additional information about those documents and provisions of law should refer to such Declaration of Trust, Declaration and Agreement of Trust, By-Laws and provisions.

      The Board of Trustees of the Securities Trust recommends that shareholders vote FOR the approval of the proposed Agreement and Plan of Reorganization and the Reorganization.


                     ITEM 2. - RATIFICATION OR REJECTION OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

      The Board of Trustees of the Securities Trust has selected Deloitte & Touche LLP as the in dependent public accountants for the Securities Trust for the fiscal year ending October 31, 1996. The Act requires that such selection be submitted for ratification or rejection at the next annual meeting of shareholders if such meeting be held. Deloitte & Touche LLP (or a predecessor firm) acted as the Acquired Fund's independent auditors for the year ended October 31, 1995, and for a number of years prior thereto. Based on information in the possession of the Securities Trust, and information furnished by Deloitte & Touche LLP, the firm has no direct financial interest and no material indirect financial interest in the Securities Trust. A representative of Deloitte & Touche LLP is expected to attend the annual meeting and will be provided with an opportunity to make a statement and answer appropriate questions.

      The Board of Trustees of the Securities Trust recommends that shareholders vote to ratify the selection of Deloitte & Touche LLP as the Securities Trust's independent public accountants for the fiscal year ending October 31, 1996.

                            ADDITIONAL INFORMATION

      To the knowledge of the Acquiring Fund and the Securities Trust, as of March 22, 1996, no person owned of record or beneficially 5% or more of the outstanding shares of the Investment Trust, the Acquiring Fund, the Acquired Fund or the Securities Trust. As of December 31, 1995, the trustees and officers of the Investment Trust, as a group, and the trustees and officers of the Securities Trust, as a group, owned less than 1% of the outstanding shares of each of the Acquiring Fund, the Acquired Fund and the Securities Trust.

      The Investment Trust and the Securities Trust (of which the Acquired Fund is a series) are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by such entities can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the Northeast Regional Office in New York, 7 World Trade Center, 13th Floor, New York, New York. Copies of such material can also be obtained by mail from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

                                                      Draft-February 24, 1996
                                                                    Exhibit A
                                                                    ---------





                     AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of
this      day of        , 1996, by and between the Lord Abbett Investment Trust
(the "Investment Trust"), a Delaware business trust, on behalf of its series the Balanced Series (the "Acquiring Fund") and Lord Abbett Securities Trust (the "Securities Trust"), a Delaware business trust, on behalf of its series Lord Abbett Balanced Trust (the "Acquired Fund").

     WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, the reorganization (the "Reorganization") will consist of the transfer of all of the assets of the Acquired Fund in exchange for Class C shares of capital stock of the Acquiring Fund (the "Acquiring Fund Class C Shares" and each an "Acquiring Fund Class C Share") and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Class C Shares to the shareholders of the Acquired Fund in termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement;

     WHEREAS, the Securities Trust and the Investment Trust are open-end, registered investment companies of the management type;

     WHEREAS, the Acquiring Fund is a series of the Investment Trust;

     WHEREAS, the Acquired Fund is a series of the Securities Trust and the Acquired Fund owns securities that generally are of the character in which the Acquiring Fund is permitted to invest;

     WHEREAS, the Acquiring Fund is authorized to issue and currently has outstanding a single class of shares (the "Acquiring Fund Class A Shares"), and prior to the consummation of the Reorganization, will seek to amend its Declaration and Agreement of Trust to provide for the authorization and issuance of shares of additional classes of shares, including Acquiring Fund Class C Shares, which will share pro rata with each other class in the portfolio, income and expenses of the Acquiring Fund, except that each class will bear the expense of its own distribution and shareholder servicing arrangements and certain other expenses;

     WHEREAS, after the multiple class share structure is authorized by the Acquiring Fund but before the Acquiring Fund Class C Shares are issued to the Acquired Fund pursuant to the Reorganization, the Acquired Fund is to purchase one Acquiring Fund Class C share and as sole shareholder approve a plan pursuant to Section 12(b) of the Investment Company Act of 1940 (the "1940 Act") and Rule 12b-1 thereunder (a "Rule 12b-1 Plan") applicable to the Acquiring Fund Class C Shares;

     WHEREAS, the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined under the 1940 Act ), of the Securities Trust has determined that the Reorganization is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund will not be diluted as a result of this transaction; and

     WHEREAS, the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined under the 1940 Act) of the Investment Trust, has determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund will not be diluted as a result of this transaction;

     NOW THEREFORE, in consideration of the premises and of the agreements hereinafter set forth, the parties hereto agree as follows:

1. REORGANIZATION.

     1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Securities Trust will transfer assets of the Acquired Fund as set forth in paragraph 1.2 to the Acquiring Fund, and the Acquiring Fund will in exchange therefor, (i) deliver to
                                                                   -
the Acquired Fund the number of Acquiring Fund Class C Shares, including fractional Acquiring Fund Class C Shares, determined by dividing the net value of the Acquired Fund's assets so transferred computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Acquiring Fund Class A Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume all of the liabilities of the Acquired Fund. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

     1.2. (a) The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all of its property, including, without limitation, all cash, securities and dividends or interest receivables and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

     (b) The Acquiring Fund has a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund has a statement of the Acquiring Fund's investment objectives, policies and restrictions. The Acquired Fund reserves the right to sell any of its securities but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such in vestments as may be necessary to avoid violating such limitations as of the Closing Date.

     1.3. As provided in paragraph 3.4, as soon after the Closing Date as is conveniently practicable, the Acquired Fund will distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date, the Acquiring Fund Class C Shares it receives pursuant to paragraph 1.1. Such distribution will be accomplished by establishing Acquiring Fund shareholder accounts in the names of each Acquired Fund shareholder, representing the respective pro rata number of full and fractional Acquiring Fund Class C Shares due each shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

     1.4. Any transfer taxes payable upon issuance of Acquiring Fund Class C Shares in a name other than the registered holder of the shares of the Acquired Fund on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Class C Shares are to be issued and transferred.

     1.5. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.3, be terminated by a majority of the Securities Trust's Trustees' executing an instrument pursuant to Section 5.4 of the Declaration and Agreement of Trust of the Securities Trust abolishing the Acquired Fund. Any reporting responsibility of the Securities Trust with respect to the

Acquired Fund is and shall remain the responsibility of the Securities Trust up to and including the Closing Date and following the termination of the Acquired Fund.

2. VALUATION

     2.1. The net value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets, less the Acquired Fund's liabilities assumed by the Acquiring Fund, computed as of the close of regular trading on New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Investment Trust's Declaration and Agreement of Trust.

     2.2. The net asset value of one Acquiring Fund Class A Share shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the Investment Trust's Declaration and Agreement of Trust.

     2.3. All computations of value shall be made by the Acquiring Fund and the Acquired Fund in accordance with the regular practice of the Acquiring Fund.

3.  CLOSING AND CLOSING DATE

     3.1. The Closing Date shall be July 12, 1996, or such other date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of [specify location in New Jersey], or at such other time and/or place as the parties may agree.

     3.2. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

     3.3. At the Closing, the Acquired Fund shall direct its custodian to deliver to the custodian of the Acquiring Fund, for the Acquiring Fund's account, all of its portfolio securities and other assets held by such custodian for the Acquired

Fund's account, duly endorsed in proper form for transfer as appropriate, in such condition as to constitute good delivery thereof in accordance with the custom of the Acquiring Fund's custodian, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof.

     3.4. The Acquired Fund shall direct its transfer agent to deliver to the transfer agent of the Acquiring Fund on the Closing Date a list of the names and addresses of the Acquired Fund's shareholders and the number of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall direct its transfer agent to issue and deliver a confirmation evidencing the Acquiring Fund Class C Shares to be credited to the Acquired Fund's account on the Closing Date to the transfer agent of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Class C Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts, assumption agreements or other documents as such other party or its counsel may reasonably request.

4. REPRESENTATION AND WARRANTIES

     4.1. With respect to the Acquired Fund, the Securities Trust represents and warrants to the Acquiring Fund as follows:

     (a) The Securities Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the 1940 Act is in full force and effect.

     (b) The Acquired Fund is a series of the Securities Trust. The Securities Trust is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry out this Agreement.

     (c) The current prospectus and statement of additional information of the Securities Trust conform (and any prospectus or statement of additional information of the Securities Trust issued prior to the Closing Date will conform) in all material respects to the applicable requirements of the Securities Act of 1933 Act, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not (and will not) include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were (and will be) made, not materially misleading.

     (d) The Securities Trust is not, and the execution, delivery and performance of this Agreement will not result in, a material violation of its Declaration and Agreement of Trust or By-laws or of any agreement, instrument, contract or other undertaking to which the Securities Trust is a party or by which it is bound.

     (e) The Securities Trust has no material contracts or other commitments which will be terminated with liability to the Securities Trust on, prior to or after the Closing Date.

     (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation or administrative proceeding or investigation before any court or governmental body is presently pending or to its knowledge threatened against the Securities Trust or any of the Acquired Fund's properties or assets, which if adversely determined would materially and adversely affect the financial condition of the Acquired Fund or the conduct of the Acquired Fund's business. The Securities Trust knows of no facts which might form the basis of the institution of such a proceeding and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the business of the Acquired Fund or the ability of the Securities Trust to consummate the transactions contemplated herein.

     (g)  True and correct copies of the Acquired Fund's (i) Statement of Net
                                                          -
   Assets as at October 31, 1995 and (ii) Statements of Operations and Changes
                                      --
   in Net Assets for the 12-month period then ended, including the accompanying notes, have been furnished to the Acquiring Fund. Such Statement of Net Assets and such Statements of Operations and Changes in Net Assets (and the accompanying notes) have been audited by Deloitte & Touche LLP, independent certified public accountants. Such statements have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements fairly reflect the financial condition and the operations and changes in net assets of the Acquired Fund as of such date and for such period, respectively. There are no known contingent liabilities of the Acquired Fund as of such date required to be reflected or disclosed in such Statement of Net Assets or notes in accordance with generally accepted accounting principles that are not so reflected or disclosed.

     (h) Since October 31, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.

     (i) The Securities Trust will file the final federal and other tax returns of the Acquired Fund for the period ending on the Closing Date in accordance with the Code. At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid, or provision shall have been made for the payment thereof, and to the best of the Securities Trust's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

     (j) For the most recent fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

     (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held of record by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund.

     (l) At the Closing Date, the Acquired Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.1 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund prior to the date hereof.

     (m) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of Securities Trust's Trustees, and subject to the due approval of the Acquired Fund's shareholders, this Agreement, assuming due authorization, execution and delivery by the Acquiring Fund, constitutes a valid and binding obligation of the Securities Trust on behalf of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles. The Securities Trust's Board of Trustees has called a meeting of the Securities Trust's shareholders at which the shareholders of the Acquired Fund are to consider and act upon this Agreement.

     (n) The information furnished and to be furnished by the Securities Trust on behalf of the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

     (o) The combined prospectus and proxy statement (the "N-14 prospectus and proxy statement") and the related statement of additional information included in the Registration Statement on Form N-14 of the Acquiring Fund (the "N-14 Registration Statement") did not on the effective date of the N-14 Registration Statement contain any untrue statement of a material fact relating to the Acquired Fund or the meeting of the Securities Trust shareholders referred to therein or omit to state a material fact required to be stated therein or necessary to make the statements therein relating to the Acquired Fund or such special meeting, in light of the circumstances under which such statements were made, not materially misleading.

     (p) The Acquiring Fund Class C Shares to be issued to the Acquired Fund hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

     4.2. With respect to the Acquiring Fund, the Investment Trust represents and warrants to the Acquired Fund as follows:

     (a) The Investment Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

     (b) The Acquiring Fund is a series of the Investment Trust. The Investment Trust is a business trust duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry out this Agreement.

     (c) The current prospectus and statement of additional information of the Investment Trust conform (and any prospectus or statement of additional information of the Investment Trust issued prior to the Closing Date will conform) in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not (and will not) include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were (or will be) made, not materially misleading.

     (d) The Investment Trust is not, and the execution, delivery and performance of this Agreement will not result in, a material violation of its Declaration and Agreement of Trust or By-laws or of any agreement, instrument, contract or other undertaking to which the Investment Trust is a party or by which it is bound.

     (e) The Investment Trust has no material contracts or other commitments which will be terminated with liability to the Investment Trust on, prior to or after the Closing Date.

     (f) Except as otherwise disclosed in writing to and accepted by the Acquired Fund, no litigation or administrative proceeding or investigation before any court or governmental body is presently pending or to its knowledge threatened against the Investment Trust or any of the Acquiring Fund's properties or assets, which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Investment Trust knows of no facts which might form the basis of the institution of such a proceeding and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

     (g)  True and correct copies of the Acquiring Fund's (i) Statement of Net
                                                           -
   Assets as at October 31, 1995, and (ii) Statements of Operation and Changes
                                       --
   in Net Assets for the 12-month period then ended, including the accompanying notes, have been furnished to the Securities Trust. Such

   Statement of Net Assets and such Statements of Operations and Changes in Net Assets (and the accompanying notes) have been audited by Deloitte & Touche LLP, independent certified public accountants. Such statements have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements fairly reflect the financial condition and the operations and changes in net assets of the Acquiring Fund as of such date and for such period, respectively. There are no known contingent liabilities of the Acquiring Fund as of such date required to be reflected or disclosed in such Statements of Net Assets or notes in accordance with generally accepted accounting principles that are not so reflected or disclosed.

     (h) Since October 31, 1995, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquired Fund.

     (i) At the Closing Date, all federal and other tax returns and reports of the Investment Trust required by law to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns and reports shall have been paid, or provision shall have been made for the payment thereof, and to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

     (j) For the most recent fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future.

     (k) All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund.

     (l) At the Closing Date, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets.

     (m) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Investment Trust's Board of Trustees, and assuming due authorization, execution and delivery by the Acquired Fund, this Agreement constitutes a valid and binding obligation of the Investment Trust on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles.

     (n) The N-14 Registration Statement (except insofar as it relates to the Acquired Fund or the special meeting of its shareholders referred to therein) did not on the effective date of the N-14 Registration Statement contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

     (o) The Acquiring Fund Class C Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement have been duly authorized by the Board of Trustees of the Investment Trust, and, when issued and delivered at the Closing in accordance with this Agreement, will be duly and validly issued Acquiring Fund Class C Shares and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof.

     (p) The Board of Trustees of the Investment Trust has duly adopted a resolution (a copy of which has been furnished to the Securities Trust) authorizing the creation and issuance of Acquiring Fund Class C Shares.

5.  COVENANTS

     5.1. The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable.

     5.2. After the amendment to the Investment Trust's Declaration and Agreement of Trust referred to in paragraph 4.2(p) has been duly approved by the shareholders of the Investment Trust, the Investment Trust will duly file the same with the Secretary of State of the State of Delaware.

     5.3. At or after the Closing, the Securities Trust will deliver or otherwise make available to the Investment Trust a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities to it and the holding periods of such securities, as of the Closing Date.

     5.4. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

     5.5. Subject to the provisions of this Agreement, the Acquired Fund and the Acquiring Fund each will take, or cause to be taken, all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.6. Prior to the Closing Date, the Board of Trustees of the Securities Trust will declare such dividends and distributions, payable no later than [90] days after the Closing Date, to shareholders of record of the Acquired Fund as of the Closing Date, which, together with all such previous dividends and distributions, shall have the effect of distributing to the shareholders of the Acquired Fund all of the investment company taxable income and exempt-interest income of the Acquired Fund for all taxable years ending on or prior to the Closing Date. The dividends and distributions declared by the Acquired Fund shall also include all of the Acquired Fund's net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry forward). Such dividends and distributions declared prior to the Closing Date shall be paid by the Acquiring Fund no later than [90] days after the Closing Date.

     5.7. As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code.

     5.8. The Acquired Fund will provide the Acquiring Fund with any additional information reasonably necessary for any revision of the N-14 Prospectus and Proxy Statement referred to in paragraph 4.1(o), all to be included in any amendment to the N-14 Registration Statement, in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the Reorganization.

6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SECURITIES TRUST

     The obligations of the Securities Trust, on behalf of the Acquired Fund, to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Investment Trust in all material respects of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

     6.1. All representations and warranties of the Investment Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     6.2. The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its Chairman, President or a Vice President and its Treasurer or an Assistant Treasurer, in form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Investment Trust made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE INVESTMENT TRUST

     The obligations of the Investment Trust, on behalf of the Acquiring Fund, to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Securities Trust in all material respects of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

     7.1. All representations and warranties of the Securities Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     7.2. The Securities Trust shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman, President or a Vice President and its Treasurer or an Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Securities Trust made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SECURITIES TRUST AND THE INVESTMENT TRUST

     If any of the conditions set forth below do not exist on the Closing Date with respect to the Acquiring Fund or the Acquired Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

     8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Securities Trust's Declaration and Agreement of Trust and By-laws. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the condi tions set forth in this paragraph 8.1.

     8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

     8.3. All consents of other parties and all other consents, orders, rulings and permits of federal, state and local regulatory authorities (including those of the Commission, the Internal Revenue Service and state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, ruling or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund.

     8.4. The N-14 Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     8.5. The parties shall have received a favorable opinion of Debevoise & Plimpton, addressed to the Investment Trust and the Securities Trust and satisfactory to the Secretary of each such party, substantially to the effect that for federal income tax purposes:

     (a) the acquisition by the Acquiring Fund of all of the assets of the Acquired Fund solely in exchange for the issuance of Acquiring Fund Class C Shares to the Acquired Fund and the assumption of all of the Acquired Fund liabilities by the Acquiring Fund, followed by the distribution by the Acquired Fund, in complete liquidation, of the Acquiring Fund Class C Shares to the Acquired Fund shareholders in exchange for their Acquired Fund shares, will be treated as a "reorganization" within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

     (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund;

     (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund or upon the distribution of the Acquiring Fund Shares to the Acquired Fund's shareholders;

     (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares;

     (e) the aggregate tax basis for the Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and

     (f) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the

   Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

     Notwithstanding anything herein to the contrary, neither the Investment Trust nor the Securities Trust may waive the conditions set forth in this paragraph 8.5.

     8.6. The Acquiring Fund shall have duly adopted a Rule 12b-1 Plan for the Acquiring Fund Class C Shares acceptable to the Securities Trust.

9. BROKERAGE FEES AND EXPENSES

     9.1. The Investment Trust represents and warrants to the Acquired Fund, and the Securities Trust represents and warrants to the Acquiring Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2. Except as may be otherwise provided herein, the Acquiring Fund and the Acquired Fund each shall pay, or provide for the payment of, the expenses incurred by it in connection with entering into and carrying out the provisions of this Agreement.

10. ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

     10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2. None of the representations and warranties included or provided for herein shall survive the consummation of the transactions contemplated hereby.

11. TERMINATION

     11.1.  This Agreement may be terminated at any time prior to the Closing
Date: (1) by the mutual agreement of the Securities Trust and the Investment Trust; (2) by the Securities Trust in the event that the Investment Trust shall, or by the Investment Trust in the event that the Securities Trust shall, materially breach any representation or warranty contained herein or any agreement contained herein and to be performed at or prior to the Closing Date; or (3) by either party if a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

     11.2. In the event of any such termination, there shall be no liability for damages on the part of either the Securities Trust, the Investment Trust, the Acquired Fund or the Acquiring Fund or their respective trustees or officers to the other party, but the Acquiring Fund and the Acquired Fund shall each bear, or provide for the payment of, the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.2.

12. AMENDMENTS; WAIVERS

     12.1. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Securities Trust and the Investment Trust; provided, however, that following the approval of the Acquired Fund shareholders referred to in paragraph 8.1, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Class C Shares to be issued to the Acquired Fund's shareholders under this Agreement to the detriment of such shareholders without their further approval.

     12.2. At or at any time prior to the Closing either party hereto may by written instrument signed by it (i) waive any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein.

13. NOTICES

     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by personal delivery addressed to the Acquired Fund, 767 Fifth Avenue, New York, New York, 10153, Attention: Office of the Secretary; or to the Acquiring Fund, 767 Fifth Avenue, New York, New York, 10153, Attention: Office of the Secretary.

14. HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

     14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     14.4. (a) This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     (b) The Acquiring Fund is hereby expressly put on notice of the limitation of liability as set forth in Article IV of the Declaration and Agreement of Trust of the Securities Trust and agrees that the obligations assumed by the Securities Trust pursuant to this Agreement shall be limited in any case to the Acquired Fund and its assets and the Investment Trust shall not seek satisfaction of any such obligation from the shareholders of the Securities Trust, the trustees, officers, employees or agents of the Securities Trust or any of them or from any other assets of the Securities Trust.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.


Attest:                                 LORD ABBETT SECURITIES TRUST
                                        on behalf of Lord Abbett Balanced Trust



                                         By:   _______________________________
Name:  _____________                            Name:
Title: Secretary                                Title:




Attest:                                  LORD ABBETT INVESTMENT TRUST
                                         on behalf of the Balanced Series




                                         By:   _______________________________
Name:  _____________                            Name:
Title: Secretary                                Title:

                                                               EXHIBIT B
                                                               ---------



    COMPARISON OF CURRENT AND PROPOSED INVESTMENT POLICIES AND RESTRICTIONS

      Comparison of certain investment policies and restrictions of Lord Abbett Balanced Trust (the "Acquired Fund"), a series of Lord Abbett Securities Trust, and Lord Abbett Investment Trust (the "Acquiring Fund") and proposed revised investment policies and restrictions of the Acquiring Fund.

          POLICY/RESTRICTION OF THE               POLICY/RESTRICTION OF THE                PROPOSED POLICY/RESTRICTION OF
               ACQUIRED FUND                           ACQUIRING FUND                            THE ACQUIRING FUND
               -------------                           --------------                            ------------------
------------------------------------------------------------------------------------------------------------------------------------

SHORT SALES/MARGIN.
NON-FUNDAMENTAL                              NON-FUNDAMENTAL                              NON-FUNDAMENTAL
The Fund may not sell short or buy           The Fund may not sell short or buy           The Fund may not make short sales of
on margin, although the Fund may             on margin, although the Fund may             securities or maintain a short position
obtain short-term credit necessary for       obtain short-term credit necessary for       except to the extent permitted by
the purchase of securities.                  the purchase of securities.                  applicable law.

                                                                                          FUNDAMENTAL
                                                                                          The Fund may purchase securities on
                                                                                          margin to the extent permitted by
                                                                                          applicable law.
----------------------------------------------------------------------------------------------------------------------------------
BORROWING.
FUNDAMENTAL                                  FUNDAMENTAL                                  FUNDAMENTAL
Subject to certain exceptions, the           Subject to certain exceptions, the           The Fund may not borrow money,
Fund may not borrow money.                   Fund may not borrow money.                   except that (i) the Fund may borrow
                                                                                          from banks (as defined in the 1940
                                                                                          Act) in amounts up to 33 1/3% of its
                                                                                          total assets (including the amount bor-
                                                                                          rowed), (ii) the Fund may borrow up
                                                                                          to an additional 5% of its total assets
                                                                                          for temporary purposes, and (iii) the
                                                                                          Fund may obtain such short-term
                                                                                          credit as may be necessary for the
                                                                                          clearance of purchases and sales of
                                                                                          portfolio securities.
----------------------------------------------------------------------------------------------------------------------------------
UNDERWRITING.                                                                             FUNDAMENTAL
FUNDAMENTAL                                  FUNDAMENTAL                                  The Fund may not engage in the
The Fund may not engage in the               The Fund may not engage in the               underwriting of securities, except,
underwriting of securities, except           underwriting of securities, except           pursuant to a merger or acquisition or
pursuant to a merger or acquisition or       pursuant to a merger or acquisition or       to the extent that, in connection with
to the extent that, in connection with       to the extent that, in connection with       the disposition of its portfolio secur-
the disposition of its portfolio securi-     the disposition of its portfolio securi-     ities, it may be deemed to be an
ties, it may be deemed to be an              ties, it may be deemed to be an              underwriter under federal securities
underwriter under federal securities         underwriter under federal securities         laws.
laws.                                        laws.
----------------------------------------------------------------------------------------------------------------------------------


          POLICY/RESTRICTION OF THE               POLICY/RESTRICTION OF THE                PROPOSED POLICY/RESTRICTION OF
               ACQUIRED FUND                           ACQUIRING FUND                            THE ACQUIRING FUND
               -------------                           --------------                            ------------------
------------------------------------------------------------------------------------------------------------------------------------

LENDING.
FUNDAMENTAL                                  FUNDAMENTAL                                  FUNDAMENTAL
The Fund may not lend money or               The Fund may not lend money or               The Fund may not make loans to
securities, except that it may lend          securities, except that it may lend          other persons, except that the acqui-
portfolio securities not in excess of        portfolio securities not in excess of        sition of bonds, debentures or other
30% its total assets, subject to certain     30% its total assets, subject to certain     corporate debt securities and invest-
limitations.  The Acquired Fund also         limitations, and except for time or          ment in government obligations, com-
may enter into certain repurchase            demand deposits with banks and               mercial paper, pass-through instru-
agreements.                                  purchases of commercial paper or             ments, certificates of deposit, bankers
                                             publicly offered debt securities at          acceptances, repurchase agreements
                                             original issue or otherwise.  The            or any similar instruments shall not be
                                             Acquired Fund also may enter into            subject to this limitation, and except
                                             certain repurchase agreements.               further that the Fund may lend its
                                                                                          portfolio securities, provided that the
                                                                                          lending of portfolio securities may be
                                                                                          made only in accordance with appli-
                                                                                          cable law and the guidelines set forth
                                                                                          in the Fund's Prospectus and State-
                                                                                          ment of Additional Information, as
                                                                                          they may be amended from time to
                                                                                          time.
----------------------------------------------------------------------------------------------------------------------------------
REAL ESTATE/COMMODITIES.
FUNDAMENTAL                                  FUNDAMENTAL                                  FUNDAMENTAL
The Fund may not deal in real estate,        The Fund may not deal in real estate,        The Fund may not buy or sell real
oil, gas or other mineral leases,            oil, gas or other mineral leases,            estate (except that the Fund may in-
commodities or commodity contracts,          commodities or commodity contracts,          vest in securities directly or indirectly
except such interests and other              except such interests and other              secured by real estate or interests
property acquired as a result of             property acquired as a result of             therein or issued by companies which
owning other securities, though              owning other securities, though              invest in real estate or interests
securities will not be purchased in          securities will not be purchased in          therein), commodity or commodity
order to acquire any of these                order to acquire any of these                contracts (except to the extent the
interests.                                   interests.                                   Fund may do so in accordance with
                                                                                          applicable law and without registering
                                                                                          as a commodity pool operator under
                                                                                          the Commodity Exchange Act as, for
                                                                                          example, with futures contracts).

                                                                                          NON-FUNDAMENTAL
                                                                                          The Fund may not invest in real
                                                                                          estate limited partnership interests or
                                                                                          interests in oil, gas or other mineral
                                                                                          leases, or exploration or other
                                                                                          development programs, except that
                                                                                          the Fund may invest in securities
                                                                                          issued by companies that engage in
                                                                                          oil, gas or other mineral exploration
                                                                                          or development activities.
----------------------------------------------------------------------------------------------------------------------------------


          POLICY/RESTRICTION OF THE               POLICY/RESTRICTION OF THE                PROPOSED POLICY/RESTRICTION OF
               ACQUIRED FUND                           ACQUIRING FUND                            THE ACQUIRING FUND
               -------------                           --------------                            ------------------
------------------------------------------------------------------------------------------------------------------------------------

DIVERSIFICATION.
FUNDAMENTAL                                  FUNDAMENTAL                                  FUNDAMENTAL
With respect to 75% of  its gross            With respect to 75% of its total             With respect to 75% of its gross
assets, the Fund may not buy                 assets, the Fund may not buy                 assets, the Fund may not buy
securities of one issuer representing        securities of one issuer representing        securities of one issuer representing
more than (i) 5% of the Fund's gross         (i) more than 5% of its gross assets,        more than (i) 5% of the Fund's gross
assets, except for U.S. Government           except for U.S. Government                   assets, except securities issued or
securities, or (ii) 10% of the voting        Securities, or (ii) 10% of the voting        guaranteed by the U.S. Government,
securities of such issuer.                   securities of such issuer.                   its agencies or instrumentalities, or
                                                                                          (ii) 10% of the voting securities of
                                                                                          such issuer.
----------------------------------------------------------------------------------------------------------------------------------
INVESTMENT IN A SINGLE
INDUSTRY.
FUNDAMENTAL                                  FUNDAMENTAL                                  FUNDAMENTAL
The Fund may not concentrate its             The Fund may not concentrate its             The Fund may not invest more than
investments in any single industry,          investments in any single industry,          25% of its assets, taken at market
excluding U.S. Government                    excluding U.S. Government                    value, in the securities of issuers in
Securities.                                  Securities.                                  any particular industry (excluding
                                                                                          securities of the U.S. Government, its
                                                                                          agencies and instrumentalities).
----------------------------------------------------------------------------------------------------------------------------------
RESTRICTED/ILLIQUID
SECURITIES.
NON-FUNDAMENTAL                              NON-FUNDAMENTAL                              NON-FUNDAMENTAL
The Fund may not invest knowingly            The Fund may not invest knowingly            The Fund may not invest, knowingly,
more than 15% of its net assets in           more than 15% of its net assets in           more than 15% of its net assets (at
illiquid securities, except, subject to      illiquid securities, except, subject to      the time of investment) in illiquid
applicable state law, securities             applicable state law, securities             securities, except for securities
qualifying for resale under Rule 144A        qualifying for resale under Rule 144A        qualifying for resale under Rule 144A
of the Securities Act of 1933, deemed        of the Securities Act of 1933, deemed        of the Securities Act of 1933, deemed
to be liquid by the Board of Trustees.       to be liquid by the Board of Trustees.       to be liquid by the Board of Trustees.
----------------------------------------------------------------------------------------------------------------------------------
MORTGAGING AND PLEDGING
OF ASSETS.
NON-FUNDAMENTAL                              NON-FUNDAMENTAL                              FUNDAMENTAL
The Fund may not, with certain               The Fund may not, with certain               The Fund may not pledge its assets
exceptions, pledge, mortgage or              exceptions, pledge, mortgage or              (other than to secure borrowings, or
hypothecate its assets.                      hypothecate its assets.                      to the extent permitted by the Fund's
                                                                                          investment policies, in connection
                                                                                          with hedging transactions, short sales,
                                                                                          when-issued and forward commitment
                                                                                          transactions and similar investment
                                                                                          strategies).
----------------------------------------------------------------------------------------------------------------------------------


          POLICY/RESTRICTION OF THE               POLICY/RESTRICTION OF THE                PROPOSED POLICY/RESTRICTION OF
               ACQUIRED FUND                           ACQUIRING FUND                            THE ACQUIRING FUND
               -------------                           --------------                            ------------------
------------------------------------------------------------------------------------------------------------------------------------

INVESTMENTS IN SECURITIES
OF OTHER INVESTMENT
COMPANIES.
NON-FUNDAMENTAL                              NON-FUNDAMENTAL                              NON-FUNDAMENTAL
The Fund may not invest, with certain        The Fund may not invest, with certain        The Fund may not invest in the
exceptions, in the securities of other       exceptions,  in the securities of other      securities of other investment
investment companies.                        investment companies.                        companies, except as permitted by
                                                                                          applicable law.
----------------------------------------------------------------------------------------------------------------------------------
OPTIONS.

None stated.                                 None stated.                                 None stated.
----------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN SECURITIES
OF ISSUERS IN OPERATION
FOR LESS THAN THREE YEARS.
NON-FUNDAMENTAL                              NON-FUNDAMENTAL                              NON-FUNDAMENTAL
The Fund may not invest in securities        The Fund may not invest in securities        The Fund may not invest in securities
of issuers which, with their                 of issuers which, with their                 of issuers which, with their
predecessors, have a record of less          predecessors, have a record of less          predecessors, have a record of less
than three years continuous                  than three years continuous                  than three years continuous
operations, except through                   operations, except through                   operations, except if more than 5% of
subscription or other rights limited to      subscription or other rights limited to      the Fund's total assets would be
5% of net assets.                            5% of net assets.                            invested in such securities (this
                                                                                          restriction shall not apply to
                                                                                          mortgage-backed securities, asset-
                                                                                          backed securities or obligations issued
                                                                                          or guaranteed by the U.S.
                                                                                          Government, its agencies or
                                                                                          instrumentalities).
----------------------------------------------------------------------------------------------------------------------------------
OWNERSHIP OF PORTFOLIO
SECURITIES BY OFFICERS AND
TRUSTEES
NON-FUNDAMENTAL                              NON-FUNDAMENTAL                              NON-FUNDAMENTAL
The Fund may not hold securities of          The Fund may not hold securities of          The Fund may not hold securities of
any issuer if more than  1/2 of 1% of        any issuer if more than  1/2 of 1% of        any issuer if more than  1/2 of 1% of
the securities of such issuer are            the securities of such issuer are            the securities of such issuer are
owned beneficially by one or more            owned beneficially by one or more            owned beneficially by one or more
officer or Trustee or by one or more         officer or Trustee or by one or more         officers or Trustees or by one or
partners of the underwriter or               partners of the underwriter or               more members or partners of the
investment adviser if together they          investment adviser if together they          underwriter or investment advisor if
own more than 5% of the securities of        own more than 5% of the securities of        together they own more than 5% of
such issuer.                                 such issuer.                                 the securities of such issuer.
----------------------------------------------------------------------------------------------------------------------------------


          POLICY/RESTRICTION OF THE               POLICY/RESTRICTION OF THE                PROPOSED POLICY/RESTRICTION OF
               ACQUIRED FUND                           ACQUIRING FUND                            THE ACQUIRING FUND
               -------------                           --------------                            ------------------
-----------------------------------------------------------------------------------------------------------------------------------

TRANSACTIONS WITH
CERTAIN PERSONS.

None stated (but certain restrictions        None stated (but certain restrictions        None stated (but certain restrictions
may exist under applicable law).             may exist under applicable law).             may exist under applicable law).
----------------------------------------------------------------------------------------------------------------------------------
SENIOR SECURITIES
FUNDAMENTAL.                                 FUNDAMENTAL.                                 FUNDAMENTAL
The Fund may not issue senior                The Fund may not issue senior                The Fund may not issue senior
securities.                                  securities, except to the extent             securities to the extent such issuance
                                             permitted by the 1940 Act.                   would violate applicable law.
----------------------------------------------------------------------------------------------------------------------------------
PURCHASE OF WARRANTS
NON-FUNDAMENTAL.                             NON-FUNDAMENTAL.                             NON-FUNDAMENTAL
The Fund may not invest in warrants,         The Fund may not invest in warrants          The Fund may not invest in warrants
valued at the lower of cost or market,       valued at the lower of cost or market,       if, at the time of the acquisition, its
that exceed 5% of the Fund's total           that exceed 5% of the Fund's total           investment in warrants, valued at the
assets (included within such                 assets (included within such                 lower of cost or market, would
limitation, but not to exceed 2% of          limitation, but not to exceed 2% of          exceed 5% of the Fund's total assets
the Fund's total assets, are warrants        the Fund's total assets, are warrants        (included within such limitation, but
which are not listed on the New York         which are not listed on the New York         not to exceed 2% of the Fund's total
or American Stock Exchange or a              or American Stock Exchange or a              assets, are warrants which are not
major foreign exchange).                     major foreign exchange).                     listed on the New York or American
                                                                                          Stock Exchange or a major foreign
                                                                                          exchange).
----------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM TRADING
NON-FUNDAMENTAL.                             NON-FUNDAMENTAL.                             NON-FUNDAMENTAL.
The Fund may not engage in short-            The Fund may not engage in short-            The Fund may not engage in short-
term trading under normal                    term trading under normal                    term trading under normal
circumstances.                               circumstances.                               circumstances.
----------------------------------------------------------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION DATED MARCH __, 1996

                          ACQUISITION OF THE ASSETS OF
                    Lord Abbett Balanced Trust, A SERIES OF
                          Lord Abbett Securities Trust
                 The General Motors Building, 767 Fifth Avenue
                               New York, NY 10153
                                 (800) 426-1130

                    BY AND IN EXCHANGE FOR CLASS C SHARES OF
                          Balanced Series, A SERIES OF
                          Lord Abbett Investment Trust
                 The General Motors Building, 767 Fifth Avenue
                               New York, NY 10153
                                 (800) 426-1130

      This Statement of Additional Information, relating specifically to the proposed transfer of the assets of Lord Abbett Balanced Trust (the "Acquired Fund"), a series of Lord Abbett Securities Trust (the "Trust"), to the Balanced Series (the "Acquiring Fund"), a series of Lord Abbett Investment Trust (the "Income Trust") in exchange for Class C shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund, consists of (i) this cover page, (ii) the pro-forma financial statements of the
             -
Acquiring Fund as at October 31, 1995 and for the 12-month period then ended prepared as though the reorganization referred to above had occurred on November 1, 1994, attached hereto as Exhibit A, and (iii) the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference:

      1. Statement of Additional Information of the Investment Trust dated March 1, 1996./*/

      2. Statement of Additional Information of the Securities Trust dated March 1, 1996, insofar as it relates to the Acquired Fund./*/

      3. The financial statements of the Acquiring Fund for the fiscal year ended October 31, 1995, and the report thereon of Deloitte & Touche LLP, independent auditors, contained in the 1995 Annual Report of the Acquiring Fund.

      4. The financial statements of the Acquired Fund for the fiscal year ended October 31, 1995, and the report thereon of Deloitte & Touche LLP, independent public accountants, contained in the 1995 Annual Report of the Acquired Fund.


----------------------------
/*/ A pre-effective amendment is to be filed to incorporate by reference these documents.

      The financial statements referred to above are incorporated herein in reliance upon the authority of Deloitte & Touche LLP as experts in auditing and accounting. This Statement of Additional Information is not a prospectus. A Proxy Statement and Prospectus dated the date hereof relating to the above-referenced matter may be obtained without charge by calling or writing the Acquiring Fund at the telephone number or address set forth above. This Statement of Additional Information should be read in conjunction with such Proxy Statement and Prospectus.

                                                                 EXHIBIT A
PRO-FORMA PORTFOLIO OF INVESTMENTS FUND
October 31, 1995 (Unaudited)

                                                            LORD ABBETT             LORD ABBETT
                                                          INVESTMENT TRUST        SECURITIES TRUST
                                                          BALANCED SERIES          BALANCED TRUST   PRO-FORMA COMBINED
                                                            Number    Market     Number    Market     Number    Market
                   Security                               of Shares   Value     of Shares   Value    of Shares   Value
-----------------------------------------------           ---------  -------    ---------  ------   ----------  ------
INVESTMENTS IN SECURITIES 94.75%
COMMON STOCKS AND CONVERTIBLE SECURITIES 52.54%

Aerospace
1.11%              Boeing Co.                                 850  $ 55,780        450     $ 29,531     1,300   $ 85,311

Apparel
 .42%               VF Corp.                                   450    21,543        250       11,969       700     33,512

Auto Parts         Genuine Parts Company                    2,300    91,137        550       21,794     2,850    112,931
1.86%              TRW Inc.                                   300    19,725        150        9,863       450     29,588
                   Total                                            110,862                  31,657              142,519

Automobiles
1.22%              General Motors Corp.                     1,550    67,812        600       26,250     2,150     94,062

Banks:
Money Center
1.19%              Chemical Banking Corp.                   1,200    68,250        400       22,750     1,600     91,000

Banks: Regional    BankAmerica Corp.                          950    54,625        400       23,000     1,350     77,625
1.54%              Comerica Inc.                            1,000    33,625        200        6,725     1,200     40,350
                   Total                                             88,250                  29,725              117,975

Chemicals          Dow Chemical Co.                         1,150    78,918        500       34,313     1,650    113,231
2.40%              Union Carbide Corp.                      1,300    49,237        550       20,831     1,850     70,068
                   Total                                            128,155                  55,144              183,299

Data Processing
Equipment
 .85%               Hewlett-Packard Co.                        500    46,312        200       18,525       700     64,837

Data Processing
Services           General Motors Corp. Class E
1.73%              (Electronic Data Systems)                2,200   103,675        600       28,275     2,800    131,950

Drugs/Health       Merck & Co., Inc.                          650    37,375        450       25,875     1,100     63,250
Care Products      SmithKline Beecham plc ADR                 600    31,125        500       25,938     1,100     57,063
1.55%              Total                                             68,500                  51,813              120,313

Electric Power     Baltimore Gas & Electric Co.             1,750    46,812        650       17,388     2,400     64,200
3.00%              CINergy Corp.                            2,650    75,194        900       25,538     3,550    100,731
                   Public Service Enterprises Group Inc.    1,550    45,531        500       14,688     2,050     60,219
                   Total                                            167,536                  57,614              225,150

Electrical
Equipment
1.50%              Emerson Electric Co.                     1,250    89,062        350       24,938     1,600    114,000

Electronics:
Components
1.72%              AMP Inc.                                 2,400    94,200        950       37,288     3,350    131,488

Financial:         American Express Co.                     1,050    42,656        450       18,281     1,500     60,938
Miscellaneous      Transamerica Corp.                         650    44,038        200       13,550       850     57,588
1.55%              Total                                             86,694                  31,831              118,525

Food               Conagra Inc.                               950    36,694        500       19,313     1,450     56,007
4.74%              Dean Foods Co.                             900    25,088        250        6,969     1,150     32,057
                   Hershey Foods Corp.                      1,250    74,688        350       20,913     1,600     95,601
                   RJR Nabisco                              2,500    76,875        800       24,600     3,300    101,475
                   Supervalu Inc.                           2,150    66,113        400       12,300     2,550     78,413
                   Total                                            279,458                  84,095              363,553

PRO-FORMA PORTFOLIO OF INVESTMENTS FUND
October 31, 1995 (Unaudited)
                                                                      LORD ABBETT          LORD ABBETT
                                                                   INVESTMENT TRUST      SECURITIES TRUST
                                                                    BALANCED SERIES       BALANCED TRUST   PRO-FORMA COMBINED
                                                                 NUMBER       MARKET     NUMBER   MARKET     NUMBER    MARKET
                             Security                            of Shares    Value    of Shares   Value    of Shares   Value
                             -------------------------           ---------    ------   ---------  ------    ---------  ------
Insurance                    Aetna Life & Casualty Co.           1,000        $ 70,375     300     $ 21,112    1,300  $ 91,487
4.00%                        Chubb Corp.                           500          44,938     150       13,480      650    58,418
                             CIGNA Corp.                           700          69,388     350       34,694    1,050   104,081
                             SAFECO Corp.                          600          38,513     150        9,628      750    48,141
                             Total                                             223,214               78,914            302,128
Machinery:
Diversified
1.22%                        Deere & Co.                           700          62,562     350       31,280    1,050    93,842

Miscellaneous
 .71%                         Minnesota Mining & Mfg. Co.           750          42,656     200       11,374      950    54,030

Natural Gas
Transmission
1.02%                        Coastal Corp.                       2,000          64,750     400       12,950    2,400    77,700
Office Equipment/
Supplies
 .52%                         Apple Computer Inc.                   850          30,866     250        9,077    1,100    39,943

Oil: Domestic
 .73%                         Ultramar Corp.                      1,900          46,313     400        9,750    2,300    56,063

Oil: International           Chevron Corp.                       1,150          53,763     450       21,038    1,600    74,800
3.03%                        Exxon Corp.                           900          68,738     500       38,188    1,400   106,925
                             Mobil Corp.                           400          40,300     100       10,075      500    50,375
                             Total                                             162,801               69,301            232,102

Paper and                    Federal Paper Board Inc.            1,600          67,200     550       23,100    2,150    90,300
Forest Products              James River Corp.                     900          28,913     100        3,213    1,000    32,126
3.31%                        Scott Paper Co.                     1,150          61,238     300       15,975    1,450    77,213
                             Westvaco Corporation                1,700          47,175     225        6,244    1,925    53,419
                             Total                                             204,526               48,532            253,058

Printing and
Publishing
1.23%                        Donnelley, R.R. & Sons Co.          1,950          71,175     650       23,725    2,600    94,900

Retail                       Dayton Hudson Corp.                   500          34,375     200       13,750      700    48,125
1.54%                        Sears, Roebuck & Co.                1,500          51,000     550       18,700    2,050    69,700
                             Total                                              85,375               32,450            117,825

Savings and Loan             Ahmanson, H.F. & Co.                2,600          65,000     750       18,750    3,350    83,750
2.16%                        Great Western                       2,650          59,956     950       21,493    3,600    81,449
                             Financial Corp.
                             Total                                             124,956               40,243            165,199

Telecommunications           AT&T Corp.                          1,250          80,000     350       22,400    1,600   102,400
3.13%                        MCI Communications Corp.            4,100         102,244   1,400       34,912    5,500   137,156
                             Total                                             182,244               57,312            239,556

Tire and Rubber
Goods
 .84%                         Cooper Tire & Rubber Company        2,100          48,563     700       16,187    2,800    64,750

Tobacco
1%                           American Brands Inc.                1,250          53,594     500       21,437    1,750    75,031

Waste Management             Browning Ferris Industries Inc.     1,650          48,056     650       18,930    2,300    66,986
1.72%                        WMX Technologies Inc.               1,950          54,844     350        9,844    2,300    64,688
                             Total                                             102,900               28,774            131,674

PRO-FORMA PORTFOLIO OF INVESTMENTS FUND
October 31, 1995 (Unaudited)

                                                       LORD ABBETT              LORD ABBETT
                                                      INVESTMENT TRUST       SECURITIES TRUST
                                                      BALANCED SERIES         BALANCED TRUST          PRO-FORMA COMBINED
                                                     Number     Market          Number    Market      Number       Market
     Security                                        of Shares   Value         of Shares   Value     of Shares      Value
     -------------------------------------           ---------  ------       -----------  -------    ---------     ------
U.S. GOVERNMENT OBLIGATIONS 42.21%

     Federal National Mortgage Association
     8 1/2% due 4/1/2025                              $773M     $  801,750    $304M      $  314,759    $1,077M     $1,116,509

     Federal National Mortgage Association
     7% due 10/1/2025                                  196M        194,285      98M          97,143       294M        291,428

     U.S. Treasury Bonds 7 1/2% due
     11/15/2001                                        800M        865,375     210M         227,161     1,010M      1,092,536

     U.S. Treasury Notes 6 1/2% due 8/15/2005          500M        517,890     200M         207,156       700M        725,046

     Total                                                       2,379,300                  846,219                 3,225,519

     Total Investments in Securities
     (Cost $5,077,489 and $1,740,756, respectively)              5,361,884                1,878,930                 7,240,814

     See Notes to Pro-Forma Financial Statements.

                      PRO-FORMA STATEMENT OF NET ASSETS
                               OCTOBER 31, 1995
                                 (UNAUDITED)




                                                Lord Abbett      Lord Abbett
                                              Investment Trust  Securities Trust    Pro-Forma    Pro-Forma
                                               Balanced Series   Balanced Trust    Adjustments   Combined
                                               ------------------------------------------------------------
Assets
Investments, at value (cost $5,077,489               5,361,884    1,878,930                       7,240,814
and $1,740,756 respectively)
Cash                                                   226,925       27,906                         254,831
Receivable for investments sold                          3,718            -                           3,718
Receivable for capital stock sold                      111,461        3,722                         115,183
Other assets & other receivables                        80,598       59,112          (30,694)(*)    109,016
                                               ------------------------------------------------------------
 Total Assets                                        5,784,586    1,969,670          (30,694)     7,723,562
                                               ------------------------------------------------------------
Liabilities
Payable for securities purchased                        68,325        4,349                          72,674
Accounts payable, accrued expenses & taxes               3,582        5,538                           9,120

 Total Liabilities                                      71,907        9,887                          81,794
                                               ------------------------------------------------------------
Net Assets as of October 31, 1995                    5,712,679    1,959,783          (30,694)     7,641,768
                                               ============================================================

Net Assets were comprised of :
 Paid-in capital                                     5,366,735    1,769,869                       7,136,604
 Accumulated net realized gain                          58,841       35,213                          94,054
 Net unrealized appreciation                           284,395      138,174                         422,569
 Undistributed net investment income                     2,708       16,527          (30,694)(*)    (11,459)
                                               ------------------------------------------------------------
Net Assets as of October 31, 1995                    5,712,679    1,959,783          (30,694)     7,641,768
                                               ============================================================

Class A shares outstanding as of October 31, 1995      533,307                                      533,307
Class C shares outstanding as of October 31, 1995                   172,752                         180,120

Class A:
 Net Asset Value and redemption price
 per share                                          $    10.71                                   $    10.71

Class C:
 Net Asset Value and redemption price                            $    11.34                      $    10.71
 per share


-------------------
(*) Adjustment to reflect the write-off of unamortized deferred organization costs of Lord Abbett Securities Trust Balanced Trust.

                       PRO-FORMA STATEMENT OF OPERATIONS
                          YEAR ENDED OCTOBER 31, 1995
                                  (UNAUDITED)



                                                                Lord Abbett       Lord Abbett
                                                              Investment Trust   Securities Trust     Pro-Forma     Pro-Forma
                                                               Balanced Series    Balanced Trust     Adjustments    Combined
                                                              --------------------------------------------------------------
Investment Income
 Interest                                                           $   98,067    $   44,058                         142,125

 Dividends                                                              38,946        17,502                          56,448



                                                              --------------------------------------------------------------
 Total Income                                                       $  137,013    $   61,560                         198,573
                                                              --------------------------------------------------------------
Expenses:
         Management fee                                                 23,330         9,859                          33,189
                                                              --------------------------------------------------------------
         12b-1 Distribution Plan                                           -           3,463                           3,463
                                                              --------------------------------------------------------------
         Shareholder servicing costs                                       800         2,819                           3,619
                                                              --------------------------------------------------------------
         Reports to shareholders                                         4,000           500                           4,500
                                                              --------------------------------------------------------------
         Legal and audit                                                 1,500           500                           2,000
                                                              --------------------------------------------------------------
         Registration fee                                                1,658         2,800                           4,458
                                                              --------------------------------------------------------------
         Organization expense                                            6,370         6,130            30,694 (a)    43,194
                                                              --------------------------------------------------------------
         Management Fees Waived                                        (27,906)      (25,108)                        (53,014)
                                                              --------------------------------------------------------------
        Other                                                            1,800         2,500                           4,300
                                                              --------------------------------------------------------------
Total Expenses                                                          11,552         3,463            30,694        45,709
                                                              --------------------------------------------------------------
Net Investment Income                                                  125,461        58,097           (30,694)      152,864

Net Realized and Unrealized gain (loss) on Investments:

 Net Realized gain (loss) from security transactions

 Proceeds from sales                                                 4,497,911     2,970,739                       7,468,650

 Cost of securities sold                                             4,439,070     2,935,526                       7,374,596
                                                              --------------------------------------------------------------
Net realized gain (loss)                                                58,841        35,213                          94,054
                                                              --------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
 Beginning of year                                                           0             0                             -

 End of year                                                           284,395       138,174                         422,569
                                                              --------------------------------------------------------------
Net unrealized appreciation                                            284,395       138,174                         422,569
                                                              --------------------------------------------------------------

 Net realized/unrealized gain on investment                            343,236       173,387               -         516,623
                                                              --------------------------------------------------------------

Net increase in net assets resulting from operations                $  468,697    $  231,484           ($30,694)     669,487
                                                              ==============================================================



(a) Adjustment to reflect the write-off of unamortized deferred organization costs of Lord Abbett Securities Trust Balanced Trust.

Notes to Pro-Forma Financial Statements

1. Significant Accounting Policies

The Lord Abbett Investment Trust was organized as a Delaware business trust on August 16, 1993 and is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. On December 22, 1994, Lord Abbett Investment Trust -Balanced Series (the "Company") received an initial capital contribution of $1,000 and issued 105 shares of the Balanced Series to the partners of Lord, Abbett & Co. The following is a summary of significant accounting policies consistently followed by the Company. The policies are in conformity with generally accepted accounting principles. (a) Market value is determined as follows: Securities listed or admitted to trading privileges on any securities exchange are valued at the last sales price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any sales, at the latest price on the basis of current quotations from dealers (as in the case of bonds), from valuations furnished by an independent pricing service or, in their absence, fair value as determined under procedures approved by the Board of Trustees. (b) It is the policy of the Company to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income in taxable distributions. Therefore, no federal income tax provision is required. (c) Security transactions are accounted for on the date that the securities are purchased or sold (trade date). Dividend income and distributions to shareholders are recorded on the ex-dividend date and interest is recorded on the accrual basis. The Company has elected not to amortize premiums on U.S. Government bonds which is consistent with the treatment for federal income tax purposes. (d) A portion of the proceeds from sales and costs of repurchases of shares, equivalent to the amount of distributable net investment income on the date of the transaction, is credited or charged to undistributed income. Undistributed net investment income per share thus is unaffected by sales or repurchases of shares. (e) The organization expenses of the Company are amortized evenly over a period of five years from its respective commencements of operations.

2. Distributions
Dividends from net investment income are declared quarterly and paid monthly. Taxable net realized gain from security transactions, if any, will be distributed to shareholders in December 1995.

3. Repurchase Agreements
The Company may enter into repurchase agreements with certain banks and broker/dealers whereby the company, through its custodian, receives delivery of the underlying securities, the amount of which at the time of purchase and each subsequent business day is required to be maintained at such a level at the market value, depending on the maturity of the repurchase agreement and the underlying collateral, is equal to at least 100% of the resale price.

4. Agreements
The Company has a management agreement with Lord, Abbett & Co. for which it provided the Company with investment management services and executive and other personnel, paid the remuneration of officers, provided office space and paid for ordinary and necessary office and clerical expenses relating to research, statistical work and the supervision of the investment portfolios.

The management fee is based on average daily net assets for each month at the annual rate of .75 of 1% of average daily net assets for each month.

For the Class A shares, the Company adopted a Rule 12b-1 Plan providing for the quarterly payment of compensation to dealers of (1) an annual service fee of
 .25% of the average daily net asset value of shares sold by dealers from the commencement of the Series' public offering and (2) with respect to sales at the breakpoint of $1 million or more, a one-time distribution fee, at the time of sale, of 1% of the first $3 million, plus .50% of the next $7 million, plus .25% of the remainder of the net asset value of shares sold on or after the effective date. This Plan commences on the first day of the calendar quarter subsequent to net assets reaching $50 million.

Pursuant to the Rule 12b-1 Plan for Class C shares, the Company will pay (1) a service fee and a distribution fee, at the time shares are sold, not to exceed
 .25% and .75%, respectively, of the net asset value of such shares and (2) at each quarter-end after the first anniversary of the sale of such shares, fees for services and distribution at annual rates not to exceed .25% and .75%, respectively, of the average annual net asset value of shares outstanding (payments with respect to shares not outstanding during the full quarter to be prorated). The fees will be paid to Lord Abbett Distributor LLC which Lord, Abbett & Co. may retain from the quarterly distribution fee, for payment of distribution expenses incurred directly by it, an amount not to exceed .10% of the average annual net asset value of such shares outstanding.

                                    PART C

ITEM 15.  INDEMNIFICATION

   The Registrant is a Delaware Business Trust established under Chapter 38 of Title 12 of the Delaware Code. The Registrant's Declaration and Agreement of Trust at Section 4.3 relating to indemnification of trustees, officers and employees states the following.

   The Trust shall indemnify each of its Trustees, officers, employees and agents (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by him or her in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body in which he or she may be or may have been involved as a party or otherwise or with which he or she may be or may have been threatened, while acting as Trustee or as an officer, employee or agent of the Trust or the Trustees, as the case may be, or thereafter, by reason of his or her being or having been such a Trustee, officer, employee or agent, except with
                                                                     ------
respect to any matter as to which he or she shall have been adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust or any Series thereof. Notwithstanding anything herein to the contrary, if any matter which is the subject of indemnification hereunder relates only to one Series (or to more than one but not all of the Series of the Trust), then the indemnity shall be paid only out of the assets of the affected Series. No individual shall be indemnified hereunder against any liability to the Trust or any Series thereof or the Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. In addition, no such indemnity shall be provided with respect to any matter disposed of by settlement or a compromise payment by such Trustee, officer, employee or agent, pursuant to a consent decree or otherwise, either for said payment or for any other expenses unless there has been a determination that such compromise is in the best interests of the Trust or, if appropriate, of any affected Series thereof and that such Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust or, if appropriate, of any affected Series thereof, and did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. All determinations that the applicable standards of conduct have been met for in demnification hereunder shall be made by (a) a majority vote of a quorum consisting of disinterested Trustees who are not parties to the proceeding relating to indemnification, or
(b) if such quorum is not obtainable or, even if obtainable, if a majority vote of such quorum so directs, by independent legal counsel in a written opinion, or
(c) a vote of Shareholders (excluding Shares owned of a record or beneficially by such individual). In addition, unless a matter is disposed of with a court determination (i) on the merits that such Trustee, officer, employee or agent was not liable or (ii) that such Person was not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, no indemnification shall be provided hereunder unless there has been a determination by independent legal counsel in a written opinion that such Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

   The Trustees may make advance payments out of the assets of the Trust, or, if appropriate, of the affected Series in connection with the expense of defending any action with respect to which indemnification might be sought under this
Section 4.3. The indemnified Trustee, officer, employee or agent shall give a written undertaking to reimburse the Trust or the Series in the event it subsequently determined that he or she is not entitled to such indemnification and (a) the indemnified Trustee, officer, employee or agent shall provide security for his or her undertaking, (b) the Trust shall be insured against losses arising by reason of lawful advances, or (c) a majority of a quorum of disinterested Trustees or an independent legal counsel in a written opinion shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification. The rights accruing to any Trustee, officer, employee or agent under these provisions shall not exclude any other right to which he or she may be lawfully entitled and shall inure to the benefit of his or her heirs, executors, administrators or other legal representatives.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 16.  EXHIBITS

   1. (a)  Declaration and Agreement of Trust of the Registrant. (1)
      (b)  Form of Amendment designating the Lord Abbett U.S. Government
           Securities Series of the Registrant and Class A and Class C shares thereof; filed herewith.

   2.      By-Laws of the Registrant. (1)

   3.      Not Applicable.

   4.      Form of Agreement and Plan of Reorganization between Registrant and
           Lord Abbett Securities Trust-Lord Abbett Balanced Trust; filed herewith as Exhibit A contained in Part A of this Registration
           Statement.

   5.      Not Applicable.

   6.      Investment Management Agreement between the Registrant and Lord,
           Abbett & Co. dated October 20, 1993. (2)

   7. (a) Form of Rule 12b-1 Plan for Registrant Class C Shares; filed herewith.
      (b)  Distribution Agreement, dated May 19, 1993, between Registrant and
           Lord, Abbett & Co. (1)

   8. (a)  Deferred Compensation Plan. (3)
      (b)  Retirement Plan. (3)

   9. (a)  Custody Agreement. (4)
      (b)  Form of Assignment and Assumption Agreement between Morgan Guaranty
           Trust Company of New York and Bank of New York; filed herewith.

  10. (a)  See Item 7(a) above.
      (b)  Form of Rule 18f-3 Plan; filed herewith.

  11. Form of opinion and Consent of Debevoise & Plimpton as to the legality of securities being issued; filed herewith.

  12.      Form of opinion and Consent of Debevoise & Plimpton as to Tax
           Matters; filed herewith.

  13.      Not Applicable.

  14. (a)  Consent of Deloitte & Touche LLP regarding financial statements of
           Registrant, Lord Abbett U.S. Government Securities Fund, Inc. and
           Lord Abbett Securities Trust; filed herewith.
      (b)  Ruling application submitted to the Internal Revenue Service, dated
           October 19, 1995, supplemental application dated January 26, 1996 and
           Ruling, dated February 5, 1996; filed herewith.

  15.      Not Applicable.

  16.      Not Applicable.

  17. (a)  Form of Proxy Card; filed herewith.
      (b) Prospectus and Statement of Additional Information of the Registrant, dated March ___, 1996. (5)
      (c)  Financial statements of the Acquiring Fund for the fiscal year ended
           October 31, 1995 and report thereon of Deloitte & Touche LLP. (6)
      (d)  Prospectus and Statement of Additional Information of Lord Abbett
           Securities Trust, dated December 27, 1994. (7)
      (e)  Financial statements of the Acquired Fund for the fiscal year ended
           October 31, 1995, and the report thereon of Deloitte and Touche
           LLP. (8)
      (f) Notice to Brokers

      (g) Letter to Shareholders re: Proxy


-------------------------
(1) Incorporated herein by reference to Registrant's Registration Statement on Form N-1A (File Nos. 33-68090 and 811-7988) filed on or about February 26, 1993.

(2) Incorporated herein by reference to Post-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-1A (File Nos. 33-68090 and 811-7988) Filed on or about October 7, 1993.
(3) Incorporated herein by reference to Post-Effective Amendment No. 7 to Lord Abbett Securities Trust's Registration Statement on Form N-1A (File Nos. 33-68090 and 811-7988) filed on or about October 7, 1994.
(4) Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-1A (File Nos. 33-68090 and 811-7988) filed on or about August 6, 1993.
(5) Incorporated herein by reference to Post-Effective Amendment No. 8 to Registrant's Registration Statement on Form N-1A (File Nos. 33-68090 and 811-7988) filed on or about February __, 1996.
(6)  1995 Annual Report of the Acquiring Fund filed on or about January 10,
     1996.
(7) Incorporated herein by reference to Post-Effective Amendment No. 7 to Lord Abbett Securities Trust's Registration Statement on Form N-1A (File Nos. 811-7538 and 33-58846) filed on or about December 20, 1994.
(8)  1995 Annual Report of the Acquired Fund filed on or about January 10, 1996.

ITEM 17.  UNDERTAKINGS

(1) The undersigned registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR (S) 230.145c] the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

      As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of New York and State of New York on the 29th day of February 1996.

                                  LORD ABBETT INVESTMENT TRUST


                                By:  /s/ Ronald P. Lynch
                                    ---------------------------------------
                                     Ronald P. Lynch, Chairman of the Board

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.


Signature                           Title              Date
-------------------------  -----------------------     ----
 /s/Ronald P. Lynch           Chairman of the Board  2/29/96
-------------------------  and Trustee              -----------
Ronald P. Lynch

 /s/ Robert S. Dow            President and Trustee  2/29/96
-------------------------                           -----------
Robert S. Dow

/s/ John J. Gargana, Jr.     Vice President and        2/29/96
-------------------------  Chief Financial Officer  -----------
John J. Gargana, Jr.

 /s/ E. Thayer Bogelow             Trustee             2/29/96
-------------------------                           -----------
E. Thayer Bigelow

                                   Trustee
-------------------------                           -----------
Stewart S. Dixon

                                   Trustee
-------------------------                           -----------
John C. Jansing

C. Alan MacDonald                  Trustee             2/29/96
-------------------------                           -----------
C. Alan MacDonald

                                   Trustee
-------------------------                           -----------
Hansel B. Millican, Jr.

/s/ Thomas J. Neff                 Trustee             2/29/96
-------------------------                           -----------
Thomas J. Neff

                                 EXHIBIT INDEX

      The following exhibits are filed as a part of this Registration Statement pursuant to General Instruction G of Form N-14.

 EXHIBIT                                                                  PAGE
 NUMBER                       DESCRIPTION                                NUMBER
 -------                      -----------                                ------

(1)(b)     Form of Amendment designating the Lord Abbett U.S.
           Government Securities Series of the Registrant and Class
           A and Class C shares thereof

(4) Form of Agreement and Plan of Reorganization between the Registrant and Lord Abbett Securities Trust-Lord Abbett
           Balanced Trust

(7)        Form of Rule 12b-1 Plan for Registrant Class C Shares

(9)(b)     Form of Assignment and Assumption Agreement between Morgan
           Guaranty Trust Company of New York and Bank of New York

(10)(b)    Rule 18f-3 Plan

(11) Form of opinion and Consent of Debevoise & Plimpton as to legality of securities being issued

(12) Form of opinion and Consent of Debevoise & Plimpton as to Tax Matters

(14)(a) Consent of Deloitte & Touche LLP regarding financial statements

    (b) Ruling application submitted to the Internal Revenue Service, dated October 19, 1995, supplemental application dated
           January 26, 1996 and Ruling, dated February 5, 1996

(17)(a)    Form of Proxy Card

      (f) Notice to Brokers

      (g) Letter to Shareholders re: Proxy


                                      C-6